CYTOGEN

2004 ANNUAL REPORT





PHARMACEUTICAL RESEARCH AND DEVELOPMENT IS DICTATED BY A SEQUENTIAL FOUR STEP PROCESS.

WE'RE FOCUSED ON THE FIFTH STEP...





years

Evolution of the PSMA Therapeutic Platform

From the initial development of a single product, our novel prostate-specific membrane antigen (PSMA) technology has evolved to the point where we now have a number of potential new PSMA-based therapeutic candidates in preclinical development. First identified by researchers at Memorial Sloan-Kettering Cancer Center using a monoclonal antibody supplied by us, it is now clear that the PSMA antigen is an important target that may play a vital role in a variety of cancers. This new understanding could lead to the creation of exciting new therapeutic and diagnostic applications, opening new market opportunities as our *research and development* continues to move forward.

What makes the potential of the PSMA antigen so intriguing, particularly in relationship to the field of oncology, is that it is produced in great abundance in prostate cancer—and that it is found in the newly formed blood vessels associated with most solid tumors. The ubiquity of the PSMA molecule in solid tumors makes it a unique focus for treatment and diagnosis. For example, using monoclonal antibodies it may be possible to deliver therapeutic and diagnostic payloads directly to a tumor site. The fact that PSMA is found in the newly formed blood vessels associated with a variety of solid tumors, such as breast, colon, lung, and other cancers, raises even more possibilities. In the past several years, extensive research into the overall phenomenon of angiogenesis—the creation of new blood vessels in tumors—suggests that the antigen's unique properties may lead to the development of anti-angiogenesis therapies in these, and possibly other cancers.

To expand the PSMA platform to its fullest potential, we are pursuing novel product opportunities both alone and through external *research collaborations. Our research and development activities range from molecular imaging agents to determine* the extent and location of disease and monitor for response to cytotoxic therapy to novel monoclonal antibody-based therapeutic approaches and cancer vaccines that may one day help limit or eliminate the development of prostate cancer in men. Preclinical planning is under-way for new therapeutic applications utilizing the monoclonal antibody in ProstaScint, while other programs are advancing into human clinical trials.

Among the most far-reaching PSMA product candidates in preclinical studies are several therapeutic cancer vaccine approaches designed to stimulate the body's own defense mechanisms to seek out and destroy PSMA-expressing cells. The first such vaccine product candidate, which consists of a recombinant soluble version of the PSMA protein combined with an immune stimulant, is currently in Phase I clinical studies. These potential product candidates, still in the early stages of discovery, may one day play a role in treating prostate and other cancers.





Cytogen founded and begins research and development activities.

Imaging of tumors in animals demonstrates utility of antibody linker.

Imaging of human tumors transplanted in animals further demonstrates utility of antibody linker.

1980 1981 1982 1983 1984 1985

preclinical

Long before a compound is considered a candidate for clinical studies, it is tested in the laboratory. It is subjected to numerous *in vitro* and animal studies to determine an array of critical issues including its pharmacologic and metabolic effects, potential efficacy and possible adverse effects. In the end, only those compounds that perform well in all these tests are allowed to move into human clinical trials.



phase I

Phase I studies—the successful culmination of thousands of preclinical laboratory hours—introduce potential drug candidates into human subjects for the first time. These studies, which are conducted on a small number of healthy volunteers, help determine the pharmacologic safety of drugs inside the human body, what side effects might occur at different dose levels and evaluate [illegible]



The Growth of ProstaScint



While ProstaScint marked a breakthrough for us as the first and only commercial product targeting PSMA, this innovative imaging agent represents only the beginning of the story. Our PSMA technology pipeline holds the promise of a number of future potential diagnostic tools, novel therapies and, ultimately, broader market opportunities for us—in a therapeutic area where we have developed a significant level of experience and expertise. New market opportunities being studied for ProstaScint include possible expansion into image-guided applications such as brachytherapy, intensity modulated radiation therapy (IMRT), cryotherapy, and biopsy, or as a tool to monitor for response to certain cytotoxic therapies, and even image other cancers. ProstaScint-guided IMRT is already being explored in a combination Phase I/II study.

Even with its growing use by the oncology community, and a host of potential new applications, ProstaScint achieved several important milestones last year. Building on the advances made by our own extensive scientific research, a newly published study demonstrated that overexpression of PSMA in primary prostate cancer, as determined by immunohistochemical staining using the monoclonal antibody in ProstaScint, not only correlates with other traditional prognostic factors, but *independently* predicts both the likelihood and time to disease recurrence. In addition, the safety and efficacy profile of ProstaScint-guided therapy continues to gain new scientific support. A recently published study using external beam radiation therapy demonstrated an improved three-year biochemical failure-free survival rate of 84.5% versus 75.5% in patients without the benefit of ProstaScint imaging.

The most critical new advance, which was reported last year at the annual meetings of both the Society of Nuclear Medicine and Radiological Society of North America, was the use of ProstaScint in a revolutionary technique known as hybrid imaging. Hybrid imaging is an *in vivo* diagnostic technique that combines anatomic and functional information directly from patient studies to provide information that cannot be obtained with separate imaging modalities. Anatomical information derived from either computed tomography (CT) or magnetic resonance (MR) imaging can be fused with functional information obtained using single-photon emission computed tomography (SPECT) and novel molecular imaging agents, such as ProstaScint. SPECT imaging focuses on metabolic abnormalities that may be present earlier than the anatomical changes otherwise seen with CT or MR imaging alone. Registering both anatomic and functional images provides a complete pathology picture in a single exam, helping physicians eliminate guesswork and enabling them to plan better patient treatment.



Cytogen starts trading on Nasdaq, initial public offering raises $39 million.

Phase I/II clinical development of OncoScint® underway in various cancers.

1986 1987

Cytogen completes Phase III clinical studies for OncoScint colorectal (CR), the Company's first product in a series of monoclonal antibody-based oncology products, and files for approval to market with FDA.

1988 1989

Cytogen completes Phase III clinical studies for OncoScint ovarian (OV) and files for approval to market with FDA.

Phase I/II clinical development of ProstaScint underway in prostate cancer.

1990 1991

The Potential of Quadramet

Quadramet is a unique oncology product that pairs the targeting ability of a small molecule, bone-seeking phosphonate (EDTMP) with the therapeutic potential of radiation (samarium Sm-153). Combined, these agents form an innovative molecule with a short radioactive half-life that selectively concentrates in areas of new bone formation. Skeletal invasion by prostate, breast, multiple myeloma, and other cancers often creates an imbalance between the normal process of bone formation and destruction. As a result, many patients with metastatic bone disease suffer tremendous pain, which, for a variety of reasons, they often receive inadequate relief. Because Quadramet selectively delivers radioactivity to areas of the skeleton that have been invaded by metastatic tumor, it not only helps patients manage their pain, but it helps them maintain an active lifestyle as well. Unlike more commonly prescribed pain treatments, Quadramet's fast-acting, long-lasting non-opioid attributes are increasingly well received by *both* patients and physicians.

Even as Quadramet is helping relieve patient suffering today, newer and potentially broader therapeutic uses are already on the horizon. While there have been historical barriers to the use of radiopharmaceuticals, these issues are fading in the face of new clinical data—including our ongoing clinical study initiatives. We believe that the expanded use of Quadramet offers great potential for us, not only within its current pain treatment indication, but in future indications that combine Quadramet with frequently used chemotherapies. What makes this combination so potentially potent is that many anti-cancer agents also make tumor cells more susceptible to the lethal effects of radiation, offering a strong synergistic rationale for pairing them with Quadramet.

A recent article published in *The Journal of the National Cancer Institute* discussed the advantages of using these types of chemotherapeutic agents and Quadramet in just such a combination. As the need to treat metastatic bone disease continues to expand, so does our clinical program to develop new combinations to meet that need. These new combinations offer significant opportunities for us and potential therapeutic relief for patients. Due to its unique combination of nuclear, biologic and chemical properties, we expect to initiate additional studies throughout 2005 designed to systematically evaluate Quadramet's potential role as a targeted oncology product in various settings, including both higher dose applications and combinations with chemotherapeutics, bisphosphonates, and other potentially synergistic agents.



Cytogen receives FDA clearance to market OncoScint CR/OV, the first monoclonal antibody-based imaging agent in the U.S.

Company acquires exclusive U.S. marketing rights to *Quadramet* from The Dow Chemical Company; Phase III trials underway for the alleviation of pain associated with metastatic bone disease.

Phase III clinical development of ProstaScint underway in prostate cancer.

Cytogen completes Phase III clinical studies for both ProstaScint and Quadramet, files for approval to market each with FDA.

Cytogen receives FDA clearance for repeat administration of OncoScint CR/OV.

Cytogen receives FDA clearance to market both ProstaScint and Quadramet in the U.S.

Cytogen announces issuance of patent for prostate-specific membrane antigen (PSMA), a unique marker overexpressed on the surface of prostate cancer cells and the target recognized by ProstaScint; Cytogen exercises its exclusive option for the license to this technology from Memorial Sloan-Kettering Cancer Center.

1992 1993 1994 1995 1996 1997

phase II

This next phase moves the compound to a more critical level, evaluating it in patients with the disease under study.

Phase II studies, a rigorous round of tests that evaluate a drug's efficacy and potential risks, can last years and involve several hundred patients. These tests are controlled through the use of placebo, and are often blinded, leaving patients and researchers unaware of which patients have received the drug or placebo until the end of the trial.



phase

With this phase, testing expands dramatically. Randomized and blinded testing protocols are instituted that often involve thousands of patients and may last several years. These intensive studies provide biopharmaceutical companies and the FDA with an in-depth understanding of the drug's effectiveness, therapeutic benefits, and possible adverse reactions. Only when a Phase III study is successfully completed can a pharmaceutical company request FDA a



The Future of Combidex

In August 2000, we entered into an exclusive license and marketing agreement with Advanced Magnetics, Inc., the developer of Combidex, to market this innovative functional molecular imaging agent in the United States. Combidex consists of iron oxide nanoparticles for use in conjunction with MR imaging to aid in the differentiation of cancerous from normal lymph nodes. Because lymph nodes are frequently the site for metastases from several types of cancer, accurate imaging plays a critical role in staging patients and determining appropriate patient management. The imaging modalities currently used for imaging lymph nodes are CT and MR imaging without contrast. Unfortunately, CT and MR imaging cannot distinguish between nodes enlarged due to inflammation and enlarged cancerous nodes, nor can they identify cancerous nodes that are not enlarged. Current practice is to assume that enlarged nodes (typically greater than ten millimeters in size) are cancerous and to perform biopsy or surgery to establish their true status.

Clinical studies have demonstrated that Combidex accumulates in macrophage cells associated with non-cancerous lymph node tissue and can therefore facilitate differentiation between cancerous nodes and other nodes. We believe that Combidex could enable doctors using MR imaging to have improved diagnostic confidence in differentiating normal from cancerous lymph nodes, irrespective of node size. While under regulatory review with the U.S. Food and Drug Administration (FDA), the potential benefits of Combidex are becoming more widely known. The November 2004 issue of *Radiology* reported that the use of Combidex with MR imaging improved the detection of the spread of cancer to lymph nodes in patients with urinary bladder cancer. The use of Combidex to differentiate cancerous from normal lymph nodes was also the subject of several abstracts accepted for presentation at both annual meetings of the American Society for Therapeutic Radiation and Oncology and the Radiological Society of North America.

Our licensing of Combidex is an example of how we can leverage the sales and marketing infrastructure that we have built over the past year. Supported by our strengthened executive team and sustained by our broad knowledge of the imaging and oncology terrain, Combidex represents a prototype for the future development of our growing franchise in these critical markets.



Cytogen licenses Quadramet marketing rights to Berlex Laboratories.

Cytogen and Progenics Pharmaceuticals, Inc. form a joint venture to develop *in vivo* immunotherapy approaches utilizing PSMA.

1998 1999

Cytogen acquires exclusive U.S. licenses to Combidex and ferumoxytol (formerly Code 7228) from Advanced Magnetics, Inc. in certain fields.

Cytogen and Progenics create fully human monoclonal antibodies that recognize PSMA and develop novel prostate cancer vaccine.

Cytogen creates a comprehensive repository of protein pathway information using proprietary proteomics technology.

2000 2001

Cytogen begins recruiting and appointing new management team.

Cytogen reacquires marketing rights to Quadramet from Berlex Laboratories.

Cytogen initiates expanded clinical development programs for both ProstaScint and Quadramet.

2002 2003

Letter to Our Stockholders

Twenty-five years is a long time in the life of any company, especially in biotechnology where new discoveries can change entire fields seemingly overnight. Not only has Cytogen survived in this dynamic landscape, it has advanced the field significantly by developing novel products for both patients and the physicians who serve them. When Cytogen was incorporated in 1980, we were a pioneer in the relatively new and untested field of *monoclonal antibodies*. At that time, *many were skeptical* of the ultimate value of this new technology, and few predicted that antibody-based products would achieve their current level of commercial success.

As this new field evolved, so did Cytogen. During our 25-year history, we refined our research goals to focus on developing innovative molecules that could be used to build leading franchises. Our initial business model was based on our core competency in research and development, relying on partnerships for the sales and marketing of our novel products.

Now more than ever, industry experts recognize that biotechnology companies may ultimately be the best at marketing their cutting-edge products and we have been at the *forefront* of biotechnology's *evolutionary shift into the development and commercialization* of products that help fulfill unmet medical needs.

During our first quarter century, we have confronted many challenges, learned from those activities, and ultimately made the development and expansion of our sales and marketing infrastructure a strategic priority. In 2004, we made great strides in this area, adding a number of exceptionally talented and seasoned individuals who brought a new level of depth, expertise and energy to our management team that I believe will allow us to take full advantage of the many opportunities ahead of us.

As evidenced by our record product revenues in 2004, this change had a positive effect on our commercial operations. More *importantly, it has helped focus our efforts in a number of other areas* where we felt a change would result in more efficient and far more dynamic operations.

Beyond record-setting product revenues, results delivered by our new management team over the past two years continue to demonstrate Cytogen's evolution and highlight our ability to successfully direct our future. As just a few examples, during this relatively short time period we have improved our product portfolio, market capitalization, institutional ownership, and stockholders' equity.

As a company, we've adapted successfully to advances in the area of science and changes in the business of what we do.

New leadership has strengthened our company financially, created value for our stockholders and sharpened our focus.

Cytogen expands and strengthens sales and marketing infrastructure.

Clinical development of Quadramet underway for both higher dose applications and combination approaches with potentially synergistic agents for the treatment of solid and hematological malignancies.

Clinical investigators report that overexpression of PSMA, as determined using the ProstaScint monoclonal antibody, correlates with other adverse prognostic factors and independently predicts disease recurrence in primary prostate cancer.

For more than two decades, Cytogen has put itself on the biotechnology map with leading science, but going forward we expect to be best known for our ability to develop and commercialize exciting new therapeutic products. As a result, we will create broad appeal for Cytogen as a partner of choice within our industry—allowing us to address the unmet medical needs of patients and the physicians that serve them and creating value for our stockholders.

In the year ahead, we expect to expand development of Quadramet beyond its current palliative indication by advancing ongoing clinical studies and initiating new clinical programs for both higher dose applications and combination approaches with chemotherapeutics, bisphosphonates, and other potentially synergistic agents for the treatment of solid and hematological malignancies.

We also expect to expand development of ProstaScint beyond its current diagnostic indication by advancing ongoing clinical studies and initiating new programs for ProstaScint-guided therapy, monitoring response to cytotoxic therapy, and imaging other malignancies. We also anticipate the development and implementation of a national ProstaScint registry designed to obtain data regarding the potential independent prognostic value of PSMA expression, best practices in fusion imaging to detect the extent and location of prostate cancer, and to better define the clinical utility of ProstaScint in guiding treatment planning and decision making.

With regard to advancing our pipeline, in 2005 we anticipate completing the ongoing Phase I trial of a recombinant soluble prostate-specific membrane antigen (rsPSMA) prostate cancer vaccine. We also expect to advance our development pipeline consisting of various product candidates targeting PSMA, including the filing of an Investigational New Drug (IND) application in 2005.

This is where we have arrived after a quarter of a century of extraordinary effort. As a company, we've adapted successfully to advances in the area of science and changes in the business of what we do. New leadership has strengthened our company financially, created value for our stockholders and sharpened our focus.

In short, we're on target to become what we set out to be 25 years ago—a commercially successful, product-driven biopharmaceutical company. In reaching that goal, we have not forgotten where we've been—far from it. But more importantly, we have an unshakable grasp of where we're going.



Sincerely,

Michael D. Becker
President and Chief Executive Officer

Senior Management

Seated—Left to Right:

Thomas S. Lytle
Senior Vice President, Sales and Marketing

Michael D. Becker
President and Chief Executive Officer

Christopher P. Schnittker, C.P.A.
Senior Vice President and Chief Financial Officer

Standing—Left to Right:

William J. Thomas, Esq.
Senior Vice President and General Counsel

Rita A. Auld
Vice President, Human Resources and Administration, Corporate Secretary

Thu A. Dang
Vice President, Finance

William F. Goeckeler, Ph.D.
Senior Vice President, Operations

Not Shown:

[illegible]



CYTOGEN
Quadramet

Selected Financial Data

The following selected financial information has been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2004. The selected financial data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information provided elsewhere in this report.

	Year Ended December 31,				
(All amounts in thousands, except per share data)	**2004**	2003	2002	2001	2000
STATEMENTS OF OPERATIONS DATA:					
Revenues:					
Product revenues	**$ 14,480**	$ 9,823	$ 10,626	$ 8,782	$ 7,523
Royalties	**—**	1,105	1,842	2,063	2,004
License and contract	**139**	2,914	463	912	1,024
Total revenues	**14,619**	13,842	12,931	11,757	10,551
Operating Expenses:					
Cost of product related	**9,309**	6,268	4,748	4,216	4,513
Selling, general and administrative	**20,318**	11,867	11,272	11,427	11,370
Research and development	**3,206**	2,342	7,580	9,842	6,647
Equity in loss of joint venture	**2,896**	3,452	2,886	332	—
Impairment of intangible assets[1]	**—**	115	1,729	—	—
Acquisition of marketing and technology rights[2]	**—**	—	—	—	13,241
Total operating expenses	**35,729**	24,044	28,215	25,817	35,771
Operating loss	**(21,110)**	(10,202)	(15,284)	(14,060)	(25,220)
Loss on investment	**—**	—	(516)	—	—
Other income (expense), net	**263**	(44)	101	857	611
Loss before income taxes and cumulative effect of accounting change	**(20,847)**	(10,246)	(15,699)	(13,203)	(24,609)
Income tax benefit	**(307)**	(888)	—	(1,103)	(1,625)
Loss before cumulative effect of accounting change	**(20,540)**	(9,358)	(15,699)	(12,100)	(22,984)
Cumulative effect of accounting change[3]	**—**	—	—	—	(4,314)
Net loss	**$(20,540)**	$ (9,358)	$(15,699)	$(12,100)	$(27,298)

(See notes on next page.)

Selected Financial Data
(continued)

(All amounts in thousands, except per share data)	**2004**	2003	2002	2001	2000
Net loss per share:					
Basic and diluted net loss before cumulative effect of accounting change	**$ (1.40)**	$ (0.92)	$ (1.85)	$ (1.56)	$ (3.13)
Cumulative effect of accounting change[3]	**—**	—	—	—	(0.59)
Basic and diluted net loss	**$ (1.40)**	$ (0.92)	$ (1.85)	$ (1.56)	$ (3.72)
Weighted-average common shares outstanding:					
Basic	**14,654**	10,205	8,466	7,778	7,334
Diluted	**14,654**	10,205	8,466	7,778	7,334
Pro forma amounts assuming accounting change is applied retroactively:					
Net loss					$(22,984)
Basic and diluted net loss per share					$ (3.13)

(In thousands)	**2004**	2003	2002	2001	2000
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	**$ 35,825**	$ 30,215	$ 14,725	$ 11,309	$ 11,993
Total assets	**50,413**	43,695	19,894	21,492	20,416
Long-term liabilities	**47**	2,454	2,614	2,291	2,374
Accumulated deficit	**(386,278)**	(365,738)	(356,380)	(340,681)	(328,581)
Stockholders' equity	**40,030**	36,040	10,588	11,214	7,218

Notes:

(1) Reflects a non-cash charge to write off the carrying value of the licensing fees associated with NMP22 BLADDERCHEK in 2003 and BRACHYSEED in 2002.

(2) In August 2000, the Company licensed product rights from Advanced Magnetics, Inc.

(3) In 2000, the Company recorded a non-cash charge for the cumulative effect related to the adoption of SEC Staff Accounting Bulletin No. 101.

Cautionary Statement

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management including, without limitation, our expectations regarding results of operations, selling, general and administrative expenses, research and development expenses and the sufficiency of our cash for future operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "continue," or similar terms, variations of such terms or the negative of those terms. These forward-looking statements include statements regarding our intent to hold our investments until maturity, additional funding of the PSMA technologies, potential charges resulting from the closure of AxCell Biosciences, growth and market penetration for QUADRAMET and PROSTASCINT, revenues, if any, from our joint venture with Progenics Pharmaceuticals Inc., increased expenses resulting from our sales force and marketing expansion, including sales and marketing expenses for PROSTASCINT and QUADRAMET and expenses in preparation for the launch of COMBIDEX upon final regulatory approval, the sufficiency of our capital resources and supply of products for sale, the continued cooperation of our contractual and collaborative partners, our need for additional capital and other statements included in this report that are not historical facts. Such forward-looking statements involve a number of risks and uncertainties and investors are cautioned not to put any undue reliance on any forward-looking statement. We cannot guarantee that we will actually achieve the plans, intentions or expectations disclosed in any such forward-looking statements. Factors that could cause actual results to differ materially, include, market acceptance of our products, the results of our clinical trials, our ability to hire and retain employees, economic and market conditions generally, our receipt of requisite regulatory approvals for our products and product candidates, the continued cooperation of our marketing and other collaborative and strategic partners, our ability to protect our intellectual property, and the other risks identified under the caption "Additional Factors That May Affect Future Results" provided in our Annual Report on Form 10-K and those under the caption "Risk Factors," as included in certain of our other filings, from time to time, with the Securities and Exchange Commission.

Any forward-looking statements made by us do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume, and specifically disclaim, any obligation to update any forward-looking statements, and these statements represent our current outlook only as of the date given.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere herein, as well as from time to time in our other filings with the Securities and Exchange Commission.

Overview

Founded in 1980, Cytogen Corporation of Princeton, NJ is a product-driven biopharmaceutical company that develops and commercializes innovative molecules that can be used to build leading franchises across multiple markets. Our marketed products include QUADRAMET® (samarium Sm-153 lexidronam injection) and PROSTASCINT® (capromab pendetide) kit for the preparation of Indium In-111 capromab pendetide in the United States. We have exclusive United States marketing rights to COMBIDEX® (ferumoxtran-10) for all applications, and the exclusive right to market and sell ferumoxytol (formerly Code 7228) for oncology applications in the United States. COMBIDEX, an investigational functional molecular imaging agent consisting of iron oxide nanoparticles, which is currently being developed for use in conjunction with magnetic resonance imaging to aid in the differentiation of cancerous from non-cancerous lymph nodes, and is under review by the U.S. Food and Drug Administration. We are also developing therapeutics targeting prostate-specific membrane antigen (PSMA), a protein highly expressed on the surface of prostate cancer cells and the neovasculature of solid tumors.

Significant Events in 2004

Advanced Magnetics Submits Complete Response to Approvable Letter for COMBIDEX

On October 19, 2004, we jointly announced with Advanced Magnetics, Inc. that Advanced Magnetics submitted a complete response to the approvable letter received from the FDA for COMBIDEX, Advanced Magnetics' investigational functional molecular imaging agent, to which we have exclusive United States marketing rights. The September 30, 2004 submission was accepted and assigned a user fee goal date of March 30, 2005. On March 3, 2005, the FDA's Oncologic Drugs Advisory Committee (ODAC) voted 15 to 4 to not recommend approval of the proposed broad indication for COMBIDEX. A decision by the FDA on COMBIDEX is expected by the user fee goal date of March 30, 2005.

Capital Raising and Shelf Registration Statement

In April 2004, we issued and sold 2,570,000 shares of our common stock for $10.10 per share through a registered direct offering resulting in net proceeds of approximately $23.9 million after the payment of placement agency fees and expenses related to the offering. The shares in this transaction were registered under our existing shelf registration statement on Form S-3 (File No. 333-110040), which was declared effective by the Securities and Exchange Commission on October 30, 2003.

On November 5, 2004, we filed another shelf registration statement on Form S-3 (File No. 333-120262) with the Securities and Exchange Commission relating to the registration of up to an aggregate of $70.0 million of our common stock, preferred stock, debt securities, warrants and units. The Securities and Exchange Commission declared the registration statement effective on November 19, 2004. No securities have been issued under this registration statement.

Initiation of QUADRAMET National Bone Pain Registry

In November 2004, we initiated our National Bone Pain Registry for QUADRAMET. As of March 1, 2005, more than 50 oncology sites are participating in the registry, and we expect to collect data regarding both the use of QUADRAMET and best practices in bone pain management from more than 500 patients. Results of this initiative are expected to be presented at key medical meetings following the conclusion of the program in 2005. We cannot give any assurances regarding the rate of patient accrual in the registry.

Manufacturing Agreement with Laureate Pharma, L.P.

On September 10, 2004, we entered into a non-exclusive Manufacturing Agreement with Laureate Pharma, L.P. for our PROSTASCINT product. We intend that the agreement will provide us with a sufficient supply of PROSTASCINT to satisfy our commercial requirements for approximately the next four years, based upon current sales levels.

Additions to Senior Management

In April 2004, we announced that Thomas S. Lytle joined us as Senior Vice President of Sales and Marketing, a newly-created position at Cytogen. Mr. Lytle has over 25 years of experience in the pharmaceutical industry and has held senior level positions at Amgen, Inc., Pfizer and Lederle Laboratories. Mr. Lytle is responsible for overseeing strategic sales and marketing initiatives for our existing and future products.

In August 2004, we announced that William J. Thomas, Esq. joined us as Senior Vice President and General Counsel. Mr. Thomas was formerly a senior partner with the law firm of Wilmer Cutler Pickering Hale and Dorr, and has almost 20 years of experience in representing emerging growth and high technology businesses in the areas of, among others, general corporate issues, securities law compliance, venture capital, underwriting, strategic alliances and mergers and acquisitions. Mr. Thomas has represented numerous public and private companies in the software, pharmaceutical, telecommunications and e-commerce industries. Mr. Thomas is responsible for all legal matters at Cytogen.

In December 2004, we announced that Michael J. Manyak, MD joined us as Vice President of Medical Affairs. Prior to joining Cytogen, Dr. Manyak was Professor of Urology, Microbiology, and Tropical Medicine at The George Washington University Medical Center (GWUMC) where he was also Chairman of the Department of Urology. Dr. Manyak's corporate medical experience includes service on the scientific advisory boards of, and as a consultant to, more than 25 biomedical technology and pharmaceutical companies. In these capacities, he has been involved in business development, strategic planning for the regulatory approval of products, intellectual property development, protocol construction, and clinical trials. He is also a founder of Metastatin Pharmaceuticals, a biopharmaceutical company developing anti-metastatic therapies. At Cytogen, Dr. Manyak acts as primary liaison with the medical community and is responsible for the Company's clinical science and medical affairs functions.

Patent Infringement Litigation Settled

On September 29, 2004, we announced the settlement of a patent infringement suit against us and C.R. Bard Inc. for an agreed-upon payment, without any admission of fault or liability. The charge related to this settlement was recorded in the accompanying statements of operations for the year ended December 31, 2004. Immunomedics filed suit on February 17, 2000 against us and Bard, alleging that use of our PROSTASCINT product infringed U.S. Patent No. 4,460,559, which claims a method for detecting and localizing tumors. The settlement with Immunomedics was on behalf of Cytogen and Bard.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 as Compared to December 31, 2003

Revenues

			Increase/(Decrease)	
(All amounts in thousands, except percentage data)	**2004**	2003	$	%
PROSTASCINT	**$ 7,186**	$ 6,523	$ 663	10 %
QUADRAMET:				
Product Sales (commenced August 2003)	**7,293**	2,765	4,528	164 %
Royalties (ceased July 2003)	**—**	1,105	(1,105)	(100)%
NMP22 BLADDERCHEK (ceased December 2004)	**1**	295	(294)	(100)%
BRACHYSEED (ceased January 2003)	**—**	240	(240)	(100)%
License and Contract	**139**	2,914	(2,775)	(95)%
	$14,619	$13,842	$ 777	6 %

Total revenues for the year ended December 31, 2004 were $14.6 million compared to $13.8 million for the same period in 2003. Product related revenues, which include product sales and royalties, accounted for 99% and 79% of total revenues in 2004 and 2003, respectively. License and contract revenues accounted for the remainder of revenues. If QUADRAMET or PROSTASCINT does not achieve broader market acceptance, either because we fail to effectively market such products or our competitors introduce competing products, we may not be able to generate sufficient revenue to become profitable. Further, if COMBIDEX does not receive regulatory approval, we will not be permitted to sell and market COMBIDEX as we have anticipated and we will not realize any return on the significant amount of time and resources we have allocated to COMBIDEX.

PROSTASCINT. PROSTASCINT sales were $7.2 million for the year ended December 31, 2004, an increase of $663,000 from $6.5 million for the same period of 2003. Sales of PROSTASCINT accounted for 50% and 60% of product related revenues for 2004 and 2003, respectively. We believe that such increase in PROSTASCINT sales was due to increased demand associated with our focused marketing programs, a higher PROSTASCINT reimbursement value established for 2004 compared to 2003 and our identification of new distribution channels to better accommodate customer needs. We believe that demand for PROSTASCINT was consistently higher during 2004 than 2003 as evidenced by the higher annual sales in 2004. PROSTASCINT has historically been a challenging product for physicians and technologists to use, in part due to inherent limitations in nuclear medicine imaging. We believe that future growth and market penetration of PROSTASCINT is dependent upon, among other things, the implementation and continued research relating to advances in imaging technology, new product applications and the validation of PSMA as an independent prognostic indicator. We cannot provide any assurance that we will be able to successfully market PROSTASCINT, or that PROSTASCINT will achieve greater market penetration on a timely basis or result in significant revenues for us.

QUADRAMET. We recorded QUADRAMET sales of $7.3 million for the year ended December 31, 2004. In 2003, we recorded royalty revenue of $1.1 million from sales of QUADRAMET from January 1, 2003 to July 31, 2003 and sales revenue of $2.8 million from August 1, 2003 to December 31, 2003. QUADRAMET sales and royalties accounted for 50% and 35% of product related revenues for 2004 and 2003, respectively. Berlex Laboratories marketed QUADRAMET in the United States from May 1999 through July 31, 2003. On August 1, 2003, we reacquired marketing rights to QUADRAMET from Berlex and began marketing QUADRAMET through our internal specialty sales force. Upon the reacquisition of these marketing rights, we no longer receive royalty revenue from Berlex for QUADRAMET and we pay royalties to Berlex on our sales of QUADRAMET. On August 1, 2003, we began recognizing product revenue from our sales of QUADRAMET. Currently, we market QUADRAMET only in the United States and have no rights to market QUADRAMET in Europe. We believe that the future growth and market penetration of QUADRAMET is dependent upon, among other things: (i) new clinical data supporting the expanded and earlier use of QUADRAMET in various cancers; (ii) novel research supporting combination uses with other therapies, such as chemotherapeutics and bisphosphonates; and (iii) establishing the use of QUADRAMET at higher doses to target and treat primary bone cancers. We cannot provide any assurance that we will be able to successfully market QUADRAMET or that QUADRAMET will achieve greater market penetration on a timely basis or result in significant revenues for us.

NMP22 BLADDERCHEK. NMP22 BLADDERCHEK sales for the year ended December 31, 2004 were $1,000 compared to $295,000 in 2003. We began promoting NMP22 BLADDERCHEK to both urologists and oncologists in the United States in November 2002 using our internal sales force. On October 30, 2003, we entered into an amended and restated distribution agreement with Matritech whereby, effective November 8, 2003, we had the right to non-exclusively market NMP22 BLADDERCHEK to urologists through December 31, 2003 and also to exclusively market NMP22 BLADDERCHEK to oncologists through the term of the amended agreement, which was December 31, 2004. Effective December 31, 2004, we stopped promoting NMP22 BLADDERCHEK and we have no further obligations to Matritech with respect to this product.

BRACHYSEED. There were no BRACHYSEED sales during 2004. Effective January 24, 2003, we stopped accepting and filling new orders for the BRACHYSEED I-125 and BRACHYSEED Pd-103 products. In April 2003, we entered into an agreement with Draximage to formally terminate our agreements with respect to these products. Sales of BRACHYSEED products in 2003 totaled $240,000, or 2% of product related revenues.

License and Contract Revenues. License and contract revenues were $139,000 and $2.9 million for the years ended December 31, 2004 and 2003, respectively. Such decrease from the prior year period is due primarily to our recognition of the previously deferred license revenue. Under SAB 101, which we adopted in 2000, license revenues from certain up-front, non-refundable license fees previously recognized in prior years were deferred and were being amortized over the estimated performance period. In 2003, we recognized $2.2 million of previously deferred license revenue which included our recognition of the remaining unamortized deferred revenue in the amount of $1.9 million related to an up-front license payment, net of associated costs, which we received from Berlex Laboratories in 1998 for granting them the marketing rights to QUADRAMET. In August 2003, the 1998 license agreement was terminated and we reacquired those rights from Berlex. In addition, during 2003, we recognized $500,000 from Antisoma Research Limited in connection with Antisoma's acquisition of certain royalty rights to its lead product, R1549 (formerly Pemtumomab), because we have no continuing involvement in this arrangement. We also recognized $106,000 of contract revenues in 2004, compared to $214,000 in 2003, for limited research and development services provided by us to the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals Inc. The level of future revenues, if any, for contract services provided to the joint venture may vary and will depend upon the extent of research and development services required by the joint venture.

Operating Expenses

(All amounts in thousands, except percentage data)	2004	2003	Increase/(Decrease) $	%
Cost of product related revenues	**$ 9,309**	$ 6,268	$ 3,041	49 %
Selling, general and administrative	**20,318**	11,867	8,451	71 %
Research and development	**3,206**	2,342	864	37 %
Equity in loss of joint venture	**2,896**	3,452	(556)	(16)%
Impairment of intangible assets	**—**	115	(115)	(100)%
	$35,729	$24,044	$11,685	49 %

Total operating expenses for the year ended December 31, 2004 were $35.7 million compared to $24.0 million for the same period of 2003.

Cost of Product Related Revenues. Cost of product related revenues for the year ended December 31, 2004 was $9.3 million compared to $6.3 million for the same period of 2003. The increase from the prior year was due primarily to our assumption, in August 2003, of the responsibility for manufacturing costs for QUADRAMET including contractual increases in 2004 related to our new agreement with Bristol-Myers Squibb Medical Imaging, royalties to Berlex on our sales of QUADRAMET and the amortization of the up-front payment to Berlex to reacquire QUADRAMET.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2004 were $20.3 million compared to $11.9 million for the same period of 2003. The increase from the prior year was due primarily to the expansion of our sales force and the implementation of other marketing initiatives for our planned and existing products, including QUADRAMET, which we reacquired from Berlex in August 2003. The selling, general and administrative expenses in 2004 also include increased legal and professional fees as well as a payment related to the settlement, in September 2004, of a patent infringement suit filed by Immunomedics, Inc. against us and C.R. Bard Inc. in February 2000. The selling, general and administrative expenses in 2003 include $497,000 in stock-based compensation expenses related to warrants granted to certain consultants in 2003. As of February 25, 2005, we employed 59 people in sales and marketing. The employees in sales and marketing included nine Clinical Oncology Specialists and 39 Regional Managers, Professional Oncology Representatives, Senior Professional Oncology Representatives and Senior Account Managers. By comparison, we had 36 employees in sales and marketing as of March 1, 2004. We anticipate that expenditure levels will continue to increase as we continue this expansion in our sales force.

Research and Development. Research and development expenses for the year ended December 31, 2004 were $3.2 million compared to $2.3 million for the same period of 2003. The 2004 expenses reflect, primarily, costs associated with our product development efforts in support of new and expanded uses for QUADRAMET and PROSTASCINT and savings from the recent closure of our AxCell Biosciences facility. The 2004 expenses also included a $497,000 charge related to the issuance of shares of our common stock in November 2004, to the stockholders and debtholders of Prostagen Inc. made pursuant to the terms of an addendum to our Stock Exchange Agreement dated June 15, 1999, related to the progress of certain PSMA development programs. Research and development expenses in 2003 included a net credit of $580,000 associated with our termination of an agreement with DSM Biologics Company BV relating to the development of a new manufacturing process for PROSTASCINT. In 2005, we expect to expand the development programs for our market products beyond the current indications through new and ongoing clinical studies which may increase current expenditure levels.

In 2004 and 2003, we incurred $621,000 and $1.4 million, respectively, in expenses relating to AxCell's operations. In September 2002, we significantly reduced AxCell's workforce to reduce the cash expenditures relating to AxCell in order to leverage our oncology franchise. Further, in July 2004, as part of our continuing efforts to reduce non-strategic expenses, we initiated the closure of AxCell's facilities. Research projects through academic, governmental and corporate collaborators to be supported and additional applications for the intellectual property and technology at AxCell are being pursued.

Equity in Loss of Joint Venture. Our share of the loss of the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc., was $2.9 million in 2004 compared to $3.5 million for the same period of 2003, and represented 50% of the joint venture's operating losses. We equally share ownership and costs of the joint venture with Progenics and account for the joint venture using the equity method of accounting. As of March 15, 2005, we and Progenics are in the process of negotiating the work plan and annual budget for 2005 for the joint venture. We cannot give any assurances that agreement will be reached on such matters in the near future, if at all. The failure to reach agreement with Progenics on these matters could significantly and adversely affect the development of PSMA technologies and products. In 2004, $8.0 million of grants were awarded over four years from the National Institutes of Health that will be used to develop novel immunotherapies for prostate cancer based upon PSMA. The failure of Cytogen and Progenics to reach agreement on the 2005 annual work plan and budget for the joint venture could adversely effect the joint venture's ability to access the NIH grants. We may incur significant and increasing costs in the future to fund our share of the development costs of the joint venture, although we cannot provide any assurance that any further agreements between us and Progenics will be reached regarding the joint venture.

Impairment of Intangible Assets. In 2003, we recorded a non-cash charge of $115,000 for the impairment of the carrying value of an up-front license fee associated with NMP22 BLADDERCHEK, which was not recoverable.

Interest Income/Expense. Interest income for the year ended December 31, 2004 was $448,000 compared to $141,000 for the same period of 2003. The increase from the prior year period was due to higher average cash and short-term investment balances in 2004. Interest expense was $185,000 for each of 2004 and 2003. Interest expense includes interest on outstanding debt and finance charges related to various equipment leases that are accounted for as capital leases.

Income Tax Benefit. During 2004, we sold a portion of our New Jersey state net operating loss carryforwards, which resulted in the recognition of $307,000 in income tax benefits. In 2003, we recognized $888,000 in such income tax benefits. Assuming the State of New Jersey continues to fund this program, which is uncertain, the future amount of net operating loss and research and development credit carryforwards which we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

Net Loss. Net loss for the year ended December 31, 2004 was $20.5 million compared to $9.4 million for the same period of 2003. The basic and diluted net loss per share for 2004 was $1.40 based on 14.7 million weighted-average common shares outstanding, compared to a basic and diluted net loss per share of $0.92 based on 10.2 million weighted-average common shares outstanding for the same period in 2003.

Year Ended December 31, 2003 as Compared to December 31, 2002

Revenues

(All amounts in thousands, except percentage data)	2003	2002	Increase/(Decrease) $	Increase/(Decrease) %
PROSTASCINT	$ 6,523	$ 7,923	$(1,400)	(18)%
QUADRAMET:				
Product Sales (commenced August 2003)	2,765	—	2,765	n/a
Royalties (ceased July 2003)	1,105	1,842	(737)	(40)%
NMP22 BLADDERCHEK (commenced November 2002)	295	14	281	2,007 %
BRACHYSEED (ceased January 2003)	240	2,507	(2,267)	(90)%
ONCOSCINT (ceased December 2002)	—	182	(182)	(100)%
License and Contract	2,914	463	2,451	529 %
	$13,842	$12,931	$ 911	7 %

Total revenues for the year ended December 31, 2003 were $13.8 million compared to $12.9 million for the same period in 2002. Product related revenues, which include product sales and royalties, accounted for 79% and 96% of total revenues in 2003 and 2002, respectively. License and contract revenues accounted for the remainder of revenues.

PROSTASCINT. PROSTASCINT sales were $6.5 million for the year ended December 31, 2003, a decrease of $1.4 million from $7.9 million for the same period of 2002. Sales of PROSTASCINT accounted for 60% and 64% of product related revenues for 2003 and 2002, respectively. PROSTASCINT has historically been a challenging product for physicians and technologists to use, in part due to inherent limitations in nuclear medicine imaging. While we believe that the period to period decrease in PROSTASCINT sales that we have experienced is due, to a large degree, to such challenge, we also believe that such decline in PROSTASCINT revenue may be reversed depending upon, among other things, the implementation and continued research relating to the following: (i) advances in imaging technology; (ii) new product applications; and (iii) improvements in healthcare reimbursement practices. We cannot assure you that we will be able to successfully market PROSTASCINT or that PROSTASCINT will achieve greater market penetration on a timely basis or result in significant revenues for us.

QUADRAMET. Berlex Laboratories marketed QUADRAMET in the United States through July 31, 2003. On August 1, 2003, we reacquired marketing rights to QUADRAMET from Berlex and began marketing QUADRAMET through our internal specialty sales force. Effective upon the reacquisition of such marketing rights, we no longer receive royalty revenue from Berlex for QUADRAMET and we pay royalties to Berlex on our sales of QUADRAMET. On August 1, 2003, we began recognizing product revenue from our sales of QUADRAMET. Royalty revenue from sales of QUADRAMET for the year ended December 31, 2003 was $1.1 million from January 1, 2003 through July 31, 2003 compared to $1.8 million in the full year 2002. In 2003, Cytogen recorded QUADRAMET sales of $2.8 million from August 1, 2003 through December 31, 2003. QUADRAMET product sales and royalties combined accounted for 35% and 15% of product related revenues for 2003 and 2002, respectively. Currently, we market QUADRAMET only in the United States. Schering AG, Germany, through its subsidiary CIS Bio International, will continue to market QUADRAMET in Europe as a direct licensee of Dow Chemical Company. We believe that the future growth and market penetration of QUADRAMET is dependent upon, among other things: (i) new clinical data supporting the expanded and earlier use of QUADRAMET in various cancers; (ii) novel research supporting combination uses with other therapies, such as chemotherapeutics and bisphosphonates; and (iii) establishing the use of QUADRAMET at higher doses to target and treat primary bone cancers. We cannot assure you that we will be able to successfully market QUADRAMET or that QUADRAMET will achieve greater market penetration on a timely basis or result in significant revenues for us.

NMP22 BLADDERCHEK. NMP22 BLADDERCHEK sales for the year ended December 31, 2003 were $295,000, which represented 3% of our total product related revenues compared to $14,000 in 2002. We began promoting NMP22 BLADDERCHEK to both urologists and oncologists in the United States in November 2002 using our internal sales force. On October 30, 2003, we entered into an amended and restated distribution agreement with Matritech whereby, effective November 8, 2003, we had the right to non-exclusively market NMP22 BLADDERCHEK to urologists through December 31, 2003 and also to exclusively market NMP22 BLADDERCHEK to oncologists through the term of the amended agreement, which is December 31, 2004. Effective December 31, 2004, we stopped promoting NMP22 BLADDERCHEK and we have no further obligations to Matritech with respect to this product.

BRACHYSEED. Effective January 24, 2003, we stopped accepting and filling new orders for the BRACHYSEED I-125 and BRACHYSEED Pd-103 products. In April 2003, we entered into an agreement with Draximage to formally terminate our agreements with respect to these products. Sales of BRACHYSEED products in 2003 totaled $240,000, or 2% of product related revenues. BRACHYSEED sales for the year ended December 31, 2002 were $2.5 million, which represented 20% of our product related revenues.

ONCOSCINT CR/OV. We stopped selling ONCOSCINT CR/OV in December 2002 in order to focus our efforts on other oncology products, primarily because the market for ONCOSCINT CR/OV for colorectal cancer diagnosis was negatively affected by positron emission tomography, or "PET," scans which have shown the same or higher sensitivity than ONCOSCINT CR/OV. ONCOSCINT CR/OV sales for the year ended December 31, 2002 were $182,000.

License and Contract Revenues. License and contract revenues were $2.9 million and $463,000 for the years ended December 31, 2003 and 2002, respectively. Under SAB 101, which we adopted in 2000, license revenues from certain up-front, non-refundable license fees previously recognized in prior years were deferred and were being amortized over the estimated performance period. In 2003, we recognized $2.2 million of previously deferred license revenue compared to $410,000 for the same period in 2002. Such increase from the prior year period is due primarily to our recognition of the remaining unamortized deferred revenue in the amount of $1.9 million related to an up-front license payment, net of associated costs, which we received from Berlex Laboratories in 1998 for granting them the marketing rights to QUADRAMET. In August 2003, the 1998 license agreement was terminated and we reacquired those rights from Berlex. In addition, during 2003, we recognized $500,000 from Antisoma Research Limited in connection with Antisoma's acquisition of certain royalty rights to its lead product, R1549 (formerly Pemtumomab), because we have no continuing involvement in this arrangement. We also recognized $214,000 of contract revenues in 2003, compared to $53,000 in 2002, for limited research and development services provided by us to the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals Inc. The level of future revenues, if any, for contract services provided to the joint venture may vary and will depend upon the extent of research and development services required by the joint venture.

Operating Expenses

(All amounts in thousands, except percentage data)	2003	2002	Increase/(Decrease) $	%
Cost of product related revenues	$ 6,268	$ 4,748	$ 1,520	32%
Selling, general and administrative	11,867	11,272	595	5%
Research and development	2,342	7,580	(5,238)	(69)%
Equity in loss of joint venture	3,452	2,886	566	20%
Impairment of intangible assets	115	1,729	(1,614)	(93)%
	$24,044	$28,215	$(4,171)	(15)%

Total operating expenses for the year ended December 31, 2003 were $24.0 million compared to $28.2 million for the same period of 2002.

Cost of Product Related Revenues. Cost of product related revenues for the year ended December 31, 2003 was $6.3 million compared to $4.7 million for the same period of 2002. The increase from the prior year is due to our August 2003 assumption of responsibility for manufacturing costs for QUADRAMET and royalties to Berlex on our sales of QUADRAMET. Also included in the 2003 cost of product related revenues is the amortization of the up-front payment to Berlex to reacquire QUADRAMET and inventory writedowns for excess PROSTASCINT and NMP22 BLADDERCHEK due to shelf-life expiration issues. These increases are partially offset by lower costs associated with our discontinuation of BRACHYSEED products in January 2003 and ONCOSCINT in December 2002.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2003 were $11.9 million compared to $11.3 million for the same period of 2002. The increase from the prior year is primarily due to the selling and marketing efforts for NMP22 BLADDERCHEK and QUADRAMET in 2003 as well as increased insurance, legal, and professional fees. Also included in selling, general and administrative expenses are $497,000 in stock-based compensation expenses related to warrants granted to certain consultants in 2003. These increases are partially offset by the discontinuation of selling and marketing activities related to BRACHYSEED products in January 2003, the 2002 AxCell restructuring charge of $869,000, and non-recurring stock-based compensation expenses for a key employee in 2002. As of March 1, 2004, we employed 61 persons, 60 of whom are employed full-time and 1 of whom is employed part-time. Of such 61 persons, 4 were employed in our AxCell subsidiary, 2 in regulatory, 5 in clinical activities, 14 in administration and management, and 36 in sales and marketing. The employees in sales and marketing included 8 Regional Oncology Specialists and 23 Regional and Territory Managers. We had 31 employees in sales and marketing as of December 31, 2003 and 27 as of December 31, 2002.

Research and Development. Research and development expenses for the year ended December 31, 2003 were $2.3 million compared to $7.6 million for the same period of 2002. The 2003 expenses reflect, primarily, costs associated with our efforts to explore new applications for PROSTASCINT such as image guided therapies and imaging enhancements. The 2003 decrease from the prior year is attributable primarily to a non-cash milestone expense of $2.0 million occurring only in 2002 related to the progress of dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics. Also contributing to this decrease were decreases in AxCell research and development expenditures as a result of the September 2002 restructuring and the 2003 settlement and termination of a 2000 agreement with DSM Biologics relating to the development of a new manufacturing process for PROSTASCINT, which resulted in a net credit of $580,000 to manufacturing development costs in 2003. In 2003 and 2002, we incurred $1.4 million and $3.6 million, respectively, in expenses relating to AxCell's operations. In September 2002, we significantly reduced AxCell's workforce to reduce the cash expenditures relating to AxCell in order to leverage our oncology franchise.

Equity in Loss of Joint Venture. Our 50% share of the equity loss in the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc., was $3.5 million in 2003 compared to $2.9 million for the same period of 2002. We equally share ownership and costs of the joint venture with Progenics and account for the joint venture using the equity method of accounting. The joint venture's work plan, budget, and other operational and financial matters relating to 2004 were approved by us and Progenics. We expect to incur significant and increasing costs in the future to fund our share of the development costs of the joint venture.

Impairment of Intangible Assets. In 2003, we recorded a non-cash charge of $115,000 for the impairment of the carrying value of an up-front license fee associated with NMP22 BLADDERCHEK, which we believe will not be recoverable given our projected sales volumes. During 2002, we recorded a non-cash charge of $1.7 million to impairment of intangible assets which represented the write-off of the carrying value of the up-front license fees associated with BRACHYSEED I-125 and BRACHYSEED Pd-103, as the carrying value would not have been recoverable. In January 2003, we served notice of termination for each of our license and distribution agreement and product manufacturing and supply agreement with Draximage with respect to the BRACHYSEED products. As of January 24, 2003, we no longer accept or fill new orders for either BRACHYSEED product.

Interest Income/Expense. Interest income for the year ended December 31, 2003 was $141,000 compared to $274,000 for the same period of 2002. The decrease from the prior year is due to a lower average yield on investments. Interest expense for 2003 was $185,000 compared to $173,000 for the same period of 2002. Interest expense includes interest on outstanding debt and finance charges related to various equipment leases.

Loss on Investment. We recorded a non-cash charge of $516,000 during 2002 for a complete impairment in the carrying value of our investment in shares of common stock of Northwest Biotherapeutics Inc., which we had received as part of our acquisition of Prostagen in 1999. The fair value of such investment, based on the quoted market prices, had dramatically decreased from its original carrying value of $516,000. Based on an evaluation of the financial condition of Northwest and the then current stock price, we concluded that the decline was other than temporary and that the carrying amount of this investment would not be recoverable.

Income Tax Benefit. During 2003, we sold a portion of our New Jersey state net operating loss carryforwards, which resulted in the recognition of $888,000 in income tax benefits. Assuming the State of New Jersey continues to fund this program, which is uncertain, the future amount of net operating loss and research and development credit carryforwards which we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey. We did not recognize any such benefits in 2002.

Net Loss. The net loss for the year ended December 31, 2003 was $9.4 million compared to $15.7 million reported for the same period of 2002. The net loss per share for the year ended December 31, 2003 was $0.92 based on weighted-average common shares outstanding of 10.2 million, compared to a net loss per share of $1.85 based on weighted-average common shares outstanding of 8.5 million for the same period in 2002.

COMMITMENTS

We have entered into various contractual and commercial commitments. The following table summarizes our obligations with respect to these commitments as of December 31, 2004:

Contractual Obligation

(All amounts in thousands)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Long-term debt[1]	$ 2,380	$ —	$ —	$ —	$ 2,380
Capital lease obligations	16	42	5	—	63
Facility leases	338	620	—	—	958
Research and development and other obligations	397	166	152	625	1,340
Manufacturing contracts[2]	6,159	5,473	—	—	11,632
Capital contribution to joint venture[3]	500	—	—	—	500
Minimum royalty payments[4]	1,000	2,000	2,000	3,833	8,833
Total	$10,790	$8,301	$2,157	$4,458	$25,706

(1) In August 1998, we received $2.0 million from Elan Corporation, plc in exchange for a convertible promissory note. The note is convertible into shares of our common stock at $28 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest was not payable in cash but was added to the principal of the note through August 2000. For subsequent periods, interest is payable in cash. The note contains certain non-financial covenants, with which we were in compliance as of December 31, 2004.

(2) Effective January 1, 2004, we entered into a new manufacturing and supply agreement with BMSMI for QUADRAMET whereby BMSMI manufactures, distributes and provides order processing and customer services for us relating to QUADRAMET. Under the terms of our agreement, we are obligated to pay at least $4.2 million annually, subject to future annual price adjustment, through 2008, unless terminated by BMSMI or us on a two year prior written notice. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or us on a two-year prior written notice. Accordingly, we have not included commitments beyond December 31, 2006.

Additionally, in September 2004, we entered into a non-exclusive manufacturing agreement with Laureate Pharma, L.P. pursuant to which Laureate shall manufacture PROSTASCINT for us in its Princeton, New Jersey facility. The agreement will terminate, unless earlier terminated pursuant to its terms, upon Laureate's completion of the production campaign for PROSTASCINT and shipment of the resulting products from Laureate's facility. Under the terms of the agreement, we are obligated to pay at least an aggregate of $5.1 million through 2006, of which $2.3 million was incurred in 2004. We intend that the agreement will provide us with a sufficient supply of PROSTASCINT to satisfy our commercial requirements for approximately the next four years, based upon current sales levels.

(3) As of March 15, 2005, we and Progenics are in the process of negotiating the work plan and annual budget for 2005 for the joint venture. We cannot give any assurances that agreement will be reached on such matters in the near future, if at all. Cytogen and Progenics each made a capital contribution of $500,000 to the joint venture in January 2005, for 2004 expenditures. We may incur significant and increasing costs in the future to fund our share of the development costs from the joint venture, although we cannot be sure that any further agreements between us and Progenics will be reached regarding the joint venture.

(4) We acquired an exclusive license from The Dow Chemical Company for QUADRAMET for the treatment of osteoblastic bone metastases in certain territories. The agreement requires us to pay Dow royalties based on a percentage of net sales of QUADRAMET, or a guaranteed contractual minimum payment, whichever is greater, and future payments upon achievement of certain milestones. Future annual minimum royalties due to Dow are $1.0 million per year in 2005 through 2012 and $833,000 in 2013.

In addition to the above, we are obligated to make certain royalty payments based on sales of the related product and certain milestone payments if our collaborative partners achieve specific development milestones or commercial milestones.

LIQUIDITY AND CAPITAL RESOURCES

Condensed Statement of Cash Flows:

(All amounts in thousands)	2004
Net loss	$(20,540)
Adjustments to reconcile net loss to net cash used in operating activities	2,867
Net cash used in operating activities	(17,673)
Net cash used in investing activities	(6,834)
Net cash provided by financing activities	23,923
Net decrease in cash and cash equivalents	$ (584)

Our cash and cash equivalents were $13.0 million as of December 31, 2004, compared to $13.6 million as of December 31, 2003. As of December 31, 2004, our total cash, cash equivalents and short-term investments were $35.8 million compared to $30.2 million as of December 31, 2003. The increase in cash, cash equivalents and short term investments from the December 31, 2003 balance was primarily due to our receipt of net proceeds of approximately $23.9 million from a registered direct offering of our common stock in April 2004, offset by increased cash used for operating activities in 2004, including inventory built up for PROSTASCINT and increased costs to manufacture, promote and support our existing oncology products and to expand our internal sales force. During 2004 and 2003, net cash used for operating activities was $17.7 million and $10.5 million, respectively. In 2005, we expect operating expenditures to increase over 2004 levels.

Historically, our primary sources of cash have been proceeds from the issuance and sale of our stock through public offerings and private placements, product related revenues, revenues from contract research services, fees paid under license agreements and interest earned on cash and short-term investments.

2004 Capital Raising

In April 2004, we sold 2,570,000 shares of our common stock for $10.10 per share through a registered direct offering resulting in net proceeds of approximately $23.9 million after the payment of placement agency fees and expenses related to the offering.

The shares in this transaction were registered under our existing shelf registration statement on Form S-3 (File No. 333-110040), which was declared effective by the Securities and Exchange Commission on October 30, 2003.

On November 5, 2004, we filed another shelf registration statement on Form S-3 (File No. 333-120262) with the Securities and Exchange Commission relating to the registration of up to an aggregate of $70.0 million of our common stock, preferred stock, debt securities, warrants and units. The Securities and Exchange Commission declared the registration statement effective on November 19, 2004.

Other Liquidity Events

In September 2004, we entered into a non-exclusive manufacturing agreement with Laureate Pharma, L.P. pursuant to which Laureate is manufacturing PROSTASCINT for us in its Princeton, New Jersey facility. Our agreement will terminate, unless terminated earlier pursuant to its terms, upon Laureate's completion of the production campaign and shipment of the resulting products from Laureate's facility. Under the terms of the agreement, we are obligated to pay at least an aggregate of $5.1 million through 2006, of which $2.3 million was incurred in 2004. We intend that the agreement will provide us with a sufficient supply of PROSTASCINT to satisfy our commercial requirements for approximately the next four years, based upon current sales levels. In October 2004, Laureate was acquired by Safeguard Scientifics, Inc. Laureate has continued to operate as a full service contract manufacturing organization and we have not experienced any disruption in Laureate's performance of its obligations to produce PROSTASCINT.

In 2003, we reacquired the marketing rights to QUADRAMET from Berlex. Accordingly, effective August 1, 2003, we began recording all revenue from sales of QUADRAMET. Effective upon the reacquisition of such marketing rights, we no longer receive royalty revenue from Berlex and pay Berlex royalties on our sales of QUADRAMET. As a result of the reacquisition, we assumed all of Berlex's obligations under a manufacturing and supply agreement with BMSMI. Effective January 1, 2004, we entered into a new manufacturing and supply agreement with BMSMI whereby BMSMI manufactures, distributes and provides order processing and customer services for us relating to QUADRAMET. Under the terms of the new agreement, we are obligated to pay at least $4.2 million annually, subject to future annual price adjustment, through 2008, unless terminated by BMSMI or us on two years prior written notice. For 2004, we incurred $4.2 million of manufacturing costs for QUADRAMET. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or us on a two year prior written notice. We also pay BMSMI a variable amount per month for each QUADRAMET order placed to cover the costs of customer service. In addition, we expect our QUADRAMET sales and marketing expenses to increase in 2005.

Beginning in December 2001, we began to equally share the costs of the joint venture with Progenics. In 2004, Cytogen and Progenics each provided funding of $2.0 million to the joint venture. As of March 15, 2005, we and Progenics are in the process of negotiating the work plan and annual budget for 2005 for the joint venture. We cannot give any assurances that agreement will be reached on such matters in the near future, if at all. Cytogen and Progenics each made a capital contribution of $500,000 to the joint venture in January 2005, for 2004 expenditures. We may incur significant and increasing costs in the future to fund our share of the development costs from the joint venture although we cannot provide any assurance that any further agreements between us and Progenics will be reached regarding the joint venture. Any funding amount in subsequent periods may vary dependent upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

Our financial objectives are to meet our capital and operating requirements through revenues from existing products and licensing arrangements. To achieve these objectives, we may enter into research and development partnerships and acquire, in-license and develop other technologies, products or services. Certain of these strategies may require payments by us in either cash or stock in addition to the costs associated with developing and marketing a product or technology. However, we believe that, if successful, such strategies may increase long-term revenues. There can be no assurance as to the success of such strategies or that resulting funds will be sufficient to meet cash requirements until product revenues are sufficient to cover operating expenses, if ever. To fund these strategic and operating activities, we may sell equity, debt or other securities as market conditions permit or enter into credit facilities.

We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend in the future, substantial funds to implement our planned product development efforts, including acquisition of products and complementary technologies, research and development, clinical studies and regulatory activities, and to further our marketing and sales programs. We expect that our existing capital resources should be adequate to fund our operations and commitments at least into early 2006. We cannot assure you that our business or operations will not change in a manner that would consume available resources more rapidly than anticipated. We expect that we will have additional requirements for debt or equity capital, irrespective of whether and when we reach profitability, for further product development costs, product and technology acquisition costs, and working capital.

Our future capital requirements and the adequacy of available funds will depend on numerous factors, including: (i) the successful commercialization of our products; (ii) the costs associated with the acquisition of complementary products and technologies; (iii) progress in our product development efforts and the magnitude and scope of such efforts; (iv) progress with clinical trials; (v) progress with regulatory affairs activities; (vi) the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; (vii) competing technological and market developments; and (viii) the expansion of strategic alliances for the sales, marketing, manufacturing and distribution of our products. To the extent that the currently available funds and revenues are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. There can be no assurance that the financial sources described above will be available when needed or at terms commercially acceptable to us. If adequate funds are not available, we may be required to delay, further scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. If adequate funds are not available, our business, financial condition and results of operations will be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 to our Consolidated Financial Statements in this Annual Report for the year ended December 31, 2004 includes a summary of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ materially from those estimates.

Revenue Recognition

Product related revenues include product sales by us to our customers and QUADRAMET royalties earned by us prior to August 2003. Product sales are recognized when the customer takes ownership of the products and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an agreement exists and the sales price is fixed and determinable. Product returns are accepted under limited circumstances and are estimated based upon historical experience. We may provide rebates and volume discounts to our customers from time to time. Such rebates and discounts are recorded as a reduction of product sales when earned by the customer.

Prior to the reacquisition of QUADRAMET from our marketing partner Berlex Laboratories in August 2003, we recognized royalty revenue on QUADRAMET sales made by Berlex, during each period as Berlex sold the product. As a result of the reacquisition, effective August 1, 2003 we began recognizing revenue from the sales of QUADRAMET and no longer receive QUADRAMET royalty revenue.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from research services, and revenues from other miscellaneous sources.

In 2003, Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") replaced Staff Accounting Bulletin No. 101, "Revenue Recognition In Financial Statements" ("SAB 101"), which the Company adopted in 2000. The provisions related to non-refundable, up-front license fees were unchanged in SAB 104 compared to SAB 101. Accordingly, we defer up-front license fees and recognize them over the estimated performance period of the related agreement, when we have continuing involvement. Since the term of the performance periods is subject to management's estimates, future revenues to be recognized could be affected by changes in such estimates.

Accounts Receivable

Our accounts receivable balances are net of an estimated allowance for uncollectible accounts. We continuously monitor collections and payments from our customers and maintain an allowance for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust our allowance for uncollectible accounts if the future bad debt expense exceeds our estimated reserve. We are subject to concentration risks as a limited number of our customers provide a high percent of total revenues, and corresponding receivables.

Inventories

Inventories are stated at the lower of cost or market, as determined using the first-in, first-out method, which most closely reflects the physical flow of our inventories. Our products and raw materials are subject to expiration dating. We regularly review quantities on hand to determine the need for reserves for excess and obsolete inventories based primarily on our estimated forecast of product sales. Our estimate of future product demand may prove to be inaccurate, in which case we may have understated or overstated our reserve for excess and obsolete inventories.

Carrying Value of Fixed and Intangible Assets

Our fixed assets and certain of our acquired rights to market our products have been recorded at cost and are being amortized on a straight-line basis over the estimated useful life of those assets. If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Adverse changes regarding future cash flows to be received from long-lived assets could indicate that an impairment exists, and would require the write down of the carrying value of the impaired asset at that time.

NEW ACCOUNTING PRONOUNCEMENTS

Abnormal Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on the normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Accordingly, we will adopt SFAS 151 in our fiscal year beginning January 1, 2006. We are currently in the process of evaluating the impact of adopting this statement.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revised SFAS No. 123 and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements effective as of the first interim reporting period that begins after June 15, 2005. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. SFAS No. 123(R) eliminates the ability to account for such transactions using the intrinsic method currently used by us. SFAS No. 123(R) also requires that companies recognize compensation expense associated with purchases of shares of common stock by employees at a discount to market value under employee stock purchase plans that meet certain criteria. Accordingly, we will adopt SFAS No. 123(R) in the quarterly period beginning July 1, 2005. Although management has not yet determined the impact of the adoption of this standard, it is expected to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We do not have operations subject to risks of foreign currency fluctuations, nor do we use derivative financial instruments in our operations. Our exposure to market risk is principally confined to interest rate sensitivity. Our cash equivalents and short-term investments are conservative in nature, with a focus on preservation of capital. Due to the short-term nature of our investments and our investment policies and procedures, we have determined that the risks associated with interest rate fluctuations related to these financial instruments are not material to our business. As of December 31, 2004, we had $2.3 million of debt outstanding with a fixed interest rate of 7%. We do not have exposure to market risks associated with changes in interest rates, as we have no variable interest rate debt outstanding. However, downward changes in interest rates could expose us to market risk associated with any fixed interest rate debt.

CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2004, our disclosure controls and procedures were effective.

(b) Internal Controls Over Financial Reporting

(1) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as part of their audit, has issued their report, included herein, (1) on our management's assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

(2) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended as of December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cytogen Corporation:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Cytogen Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cytogen Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cytogen Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Cytogen Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cytogen Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Princeton, New Jersey
March 15, 2005

Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31, 2004	December 31, 2003
ASSETS:		
Current assets:		
Cash and cash equivalents	**$ 13,046**	$ 13,630
Short-term investments	**22,779**	16,585
Accounts receivable, net	**1,406**	1,445
Inventories	**3,623**	1,887
Prepaid expenses	**1,242**	958
Other current assets	**258**	17
Total current assets	**42,354**	34,522
Property and equipment, net	**787**	595
QUADRAMET license fee, net	**7,024**	7,720
Other assets	**248**	858
	$ 50,413	$ 43,695
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Current portion of long-term liabilities	**$ 2,296**	$ 76
Liability related to joint venture	**396**	—
Accounts payable and accrued liabilities	**7,644**	5,125
Total current liabilities	**10,336**	5,201
Long-term liabilities	**47**	2,454
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,400,000 shares authorized—Series C Junior Participating Preferred Stock, $.01 par value, 200,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $.01 par value, 25,000,000 shares authorized; 15,489,116 and 12,857,488 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	**155**	129
Additional paid-in capital	**426,153**	401,649
Accumulated deficit	**(386,278)**	(365,738)
Total stockholders' equity	**40,030**	36,040
	$ 50,413	$ 43,695

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

(All amounts in thousands, except share data)

	Year Ended December 31,		
	2004	2003	2002
REVENUES:			
Product related:			
PROSTASCINT	**$ 7,186**	$ 6,523	$ 7,923
QUADRAMET	**7,293**	2,765	—
NMP22 BLADDERCHEK	**1**	295	14
BRACHYSEED	**—**	240	2,507
ONCOSCINT	**—**	—	182
Total product revenues	**14,480**	9,823	10,626
QUADRAMET royalties	**—**	1,105	1,842
Total product related revenues	**14,480**	10,928	12,468
License and contract	**139**	2,914	463
Total revenues	**14,619**	13,842	12,931
OPERATING EXPENSES:			
Cost of product related revenues	**9,309**	6,268	4,748
Selling, general and administrative	**20,318**	11,867	11,272
Research and development	**3,206**	2,342	7,580
Equity in loss of joint venture	**2,896**	3,452	2,886
Impairment of intangible assets	**—**	115	1,729
Total operating expenses	**35,729**	24,044	28,215
Operating loss	**(21,110)**	(10,202)	(15,284)
Interest income	**448**	141	274
Interest expense	**(185)**	(185)	(173)
Loss on investment	**—**	—	(516)
Loss before income taxes	**(20,847)**	(10,246)	(15,699)
Income tax benefit	**(307)**	(888)	—
Net loss	**$(20,540)**	$ (9,358)	$(15,699)
Basic and diluted net loss per share	**$ (1.40)**	$ (0.92)	$ (1.85)
Weighted-average common shares outstanding	**14,654**	10,205	8,466

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

(All amounts in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2001	7,893,734	$ 79	$351,577	$(621)	$860	$(340,681)	$ 11,214
Sale of shares of common stock including exercise of stock options	716,290	7	12,966	—	—	—	12,973
Issuance of shares of common stock and stock options related to compensation	20,512	1	736	—	—	—	737
Issuance of shares of common stock in connection with Prostagen	127,699	1	2,038	—	—	—	2,039
Reversal of deferred compensation related to stock options	—	—	(433)	433	—	—	—
Amortization of deferred compensation	—	—	—	184	—	—	184
Comprehensive loss:							
Net loss	—	—	—	—	—	(15,699)	(15,699)
Unrealized loss on marketable securities	—	—	—	—	(860)	—	(860)
Total comprehensive loss							(16,559)
Balance, December 31, 2002	8,758,235	88	366,884	(4)	—	(356,380)	10,588
Sale of shares of common stock	4,094,187	41	34,240	—	—	—	34,281
Issuance of shares of common stock and warrants related to compensation	5,066	—	526	—	—	—	526
Reversal of deferred compensation related to stock options	—	—	(1)	1	—	—	—
Amortization of deferred compensation	—	—	—	3	—	—	3
Net loss and comprehensive loss	—	—	—	—	—	(9,358)	(9,358)
Balance, December 31, 2003	12,857,488	129	401,649	—	—	(365,738)	36,040
Sale of shares of common stock including exercise of stock options	**2,580,755**	**26**	**23,992**	**—**	**—**	**—**	**24,018**
Issuance of shares of common stock and amendment of options related to compensation	**873**	**—**	**15**	**—**	**—**	**—**	**15**
Issuance of shares of common stock in connection with Prostagen	**50,000**	**—**	**497**	**—**	**—**	**—**	**497**
Net loss and comprehensive loss	**—**	**—**	**—**	**—**	**—**	**(20,540)**	**(20,540)**
Balance, December 31, 2004	**15,489,116**	**$155**	**$426,153**	**$ —**	**$ —**	**$(386,278)**	**$ 40,030**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(All amounts in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	**$(20,540)**	$ (9,358)	$(15,699)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**984**	822	779
Stock-based compensation expenses	**15**	515	655
Stock-based milestone payment	**497**	—	2,033
Amortization of deferred revenue	**—**	(2,185)	(410)
Amortization of premium on investments	**132**	—	—
Asset impairment	**67**	115	2,446
Deferred rent	**15**	(5)	(1)
Loss on investment	**—**	—	516
(Gain) loss on disposition of assets	**(2)**	28	—
Changes in assets and liabilities:			
Receivables, net	**39**	333	946
Inventories	**(1,736)**	(625)	627
Other assets	**25**	(921)	548
Liability related to joint venture	**396**	—	—
Accounts payable and accrued liabilities	**2,435**	738	(691)
Net cash used in operating activities	**(17,673)**	(10,543)	(8,251)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of product rights	**—**	(8,000)	(1,150)
Purchases of property and equipment	**(695)**	(84)	(148)
Net proceeds from sale of property and equipment	**187**	—	100
Maturities of short-term investments	**16,700**	—	—
Purchases of short-term investments	**(23,026)**	(16,585)	—
Net cash used in investing activities	**(6,834)**	(24,669)	(1,198)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	**24,018**	34,281	12,973
Payments of long-term liabilities	**(95)**	(164)	(108)
Net cash provided by financing activities	**23,923**	34,117	12,865
Net increase (decrease) in cash and cash equivalents	**(584)**	(1,095)	3,416
Cash and cash equivalents, beginning of year	**13,630**	14,725	11,309
Cash and cash equivalents, end of year	**$ 13,046**	$ 13,630	$ 14,725
Supplemental disclosure of non-cash information:			
Capital lease of equipment	**$ 73**	$ —	$ 189
Supplemental disclosure of cash information:			
Cash paid for interest	**$ 185**	$ 185	$ 169

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Founded in 1980, Cytogen Corporation (the "Company" or "Cytogen") of Princeton, NJ is a product-driven biopharmaceutical company that develops and commercializes innovative molecules that can be used to build leading franchises across multiple markets. The Company's marketed products include QUADRAMET® (samarium Sm-153 lexidronam injection) and PROSTASCINT® (capromab pendetide) kit for the preparation of Indium In-111 capromab pendetide in the United States. The Company has exclusive United States marketing rights to COMBIDEX® (ferumoxtran-10) for all applications, and the exclusive right to market and sell ferumoxtol (formerly Code 7228) for oncology applications in the United States. COMBIDEX, an investigational functional molecular imaging agent consisting of iron oxide nanoparticles, is currently being developed for use in conjunction with magnetic resonance imaging to aid in the differentiation of cancerous from non-cancerous lymph nodes, and is under review by the U.S. Food and Drug Administration. On March 3, 2005, the FDA's Oncologic Drugs Advisory Committee (ODAC) voted 15 to 4 to not recommend approval of the proposed broad indication for COMBIDEX. A decision by the FDA on COMBIDEX is expected by the FDA-designated date of March 30, 2005.

The Company is also developing therapeutics targeting prostate-specific membrane antigen (PSMA), a protein highly expressed on the surface of prostate cancer cells and the neovasculature of solid tumors.

Cytogen has had a history of operating losses since its inception. The Company currently relies on two products, PROSTASCINT and QUADRAMET, for substantially all of its revenues. In addition, the Company has, from time to time, stopped selling certain products, such as NMP22 BLADDERCHEK, BRACHYSEED and ONCOSCINT, that the Company previously believed would generate significant revenues. The Company's products are subject to significant regulatory review by the FDA and other federal and state agencies, which requires significant time and expenditures in seeking, maintaining and expanding product approvals. In addition, the Company relies on collaborative partners to a significant degree, among other things, to manufacture its products, to secure raw materials, and to provide licensing rights to their proprietary technologies for the Company to sell and market to others.

The Company has incurred negative cash flows from operations since its inception, and has expended, and expects to continue to expend substantial funds to implement its planned product development efforts, including acquisition of products and complementary technologies, research and development, clinical studies and regulatory activities, and to further the Company's marketing and sales programs. The Company expects that it will have additional requirements for debt or equity capital, irrespective of whether or when it reaches profitability, for further product development costs, product and technology acquisition costs and working capital.

Basis of Consolidation

The consolidated financial statements include the financial statements of Cytogen and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all highly-liquid investments with a maturity of three months or less at the time of purchase.

Short-Term Investments

Short-term investments at December 31, 2004 and December 31, 2003 were $22.8 million and $16.6 million, respectively, and consisted of investments in U.S. government agency notes. The Company has the ability and intent to hold these investments until maturity and therefore has classified the investments as held-to-maturity. Held-to-maturity investments are recorded at amortized cost, adjusted for the accretion of discounts or premiums. Discounts or premiums are accreted into interest income over the life of the related investment using the straight-line method, which approximates the effective yield method. Dividend and interest income are recognized when earned. These investments mature at various times through June 15, 2005.

At December 31, 2004 $19.7 million of the Company's short term investments has unrealized losses of $37,000 and has been in a continuous loss position for less than twelve months. Due to the short-term nature of these investments, the unrealized losses have been deemed temporary and not recognized in the accompanying consolidated financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due-balances over 90 days and any specific customers with collection issues are reviewed for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company is subject to credit concentration risks as a limited number of its customers provide a high percentage of total revenues and corresponding receivables (see Note 12). The Company does not have any off-balance-sheet credit exposure related to its customers.

At December 31, 2004 and 2003, accounts receivable were net of an allowance for doubtful accounts of $60,000 and $67,000, respectively. Expense charged to the provision for doubtful accounts during 2003 was $37,000. No such expense was charged in 2004 or 2002. The Company wrote off $7,000 of uncollectible accounts in 2004 and none in 2003 and 2002.

Inventories

The Company's inventories are primarily related to PROSTASCINT. Inventories are stated at the lower of cost or market using the first-in, first-out method and consisted of the following:

(All amounts in thousands)	December 31, 2004	2003
Raw materials	**$ 427**	$ 11
Work-in-process	**2,345**	1,089
Finished goods	**851**	787
	$3,623	$1,887

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Leasehold improvements are amortized on a straight-line basis over the lease period or the estimated useful life, whichever is shorter. Equipment and furniture are depreciated on a straight-line basis over three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. Property and equipment consisted of the following:

(All amounts in thousands)	December 31, 2004	2003
Leasehold improvements	**$ 142**	$ 103
Equipment and furniture	**1,301**	2,383
	1,443	2,486
Less: Accumulated depreciation and amortization	**(656)**	(1,891)
	$ 787	$ 595

In August 2004, the Company sold equipment and furniture remaining at the AxCell facility which had a net book value of $182,000 for net proceeds of approximately $187,000, resulting in a $5,000 gain.

Depreciation expense was $288,000, $512,000 and $600,000 in 2004, 2003 and 2002, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term debt. Management believes the carrying value of these assets and accrued expenses are representative of their fair value because of the short-term nature of these instruments. The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers. The resulting fair value of long-term debt approximates its carrying amount.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if indicators of impairment exist, management assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows and eventual disposition of the asset. If impairment is indicated, management measures the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset.

In July 2004, as part of the Company's continuing effort to reduce non-strategic expenses, the Company initiated the closure of its AxCell Biosciences facilities. In connection with such closure, the Company recorded a charge of $100,000 for equipment impairment to write down the carrying value of the assets to fair value based on prices of similar assets and similar conditions. This charge is included in selling, general and administrative expenses for 2004 in the accompanying consolidated statement of operations. During 2003, the Company recorded a charge of $115,000 for the asset impairment associated with a licensing fee previously paid by the Company for NMP22 BLADDERCHEK (see Note 11). During 2002, the Company recorded a charge of $1.7 million for the asset impairment associated with licensing fees paid by the Company related to BRACHYSEED products (see Note 4).

Costs Associated with Exit or Disposal Activities

In accordance with the SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company is required to record a liability for costs associated with an exit or disposal activity, measured at fair value, in the period in which the liability is incurred. A liability related to one-time termination benefits provided to severed employees as a result of the exit or disposal activity is recorded when certain criteria have been met and the employees are notified of the details of the plan. A liability for costs to terminate a lease or other contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract in accordance with the contract terms. If the contract is an operating lease, the fair value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the Company does not intend to enter into a sublease.

In July 2004, as part of our continuing effort to reduce non-strategic expenses, the Company initiated the closure of its AxCell Biosciences facilities, which was accounted for pursuant to SFAS No. 146 (see Note 14).

QUADRAMET License Fee

In August 2003, Cytogen reacquired marketing rights to QUADRAMET in North America and Latin America in exchange for an upfront payment of $8.0 million, which was capitalized as a QUADRAMET license fee and is being amortized on a straight-line basis over approximately 12 years, the estimated performance period of the agreement. The balance is comprised as follows:

(All amounts in thousands)	December 31, 2004	2003
QUADRAMET license fee	**$8,000**	$8,000
Less: Accumulated amortization	**(976)**	(280)
	$7,024	$7,720

During 2004 and 2003, Cytogen recorded $696,000 and $280,000, respectively, of such amortization as cost of product related revenues in the accompanying consolidated statements of operations. Estimated amortization expense is $696,000 for each of the next fiscal years through 2014 and $64,000 in 2015.

Other Assets

Other assets consisted of the following:

(All amounts in thousands)	December 31, 2004	2003
Investment in PSMA Development Company LLC (Note 6)	**$ —**	$550
Other	**248**	308
	$248	$858

Other assets in 2004 and 2003 each include $48,000 of restricted cash which is used as collateral for a letter of credit required by a facility lease as a security deposit. The letter of credit is automatically renewed annually but not beyond the term of the lease.

Revenue Recognition

Product related revenues include product sales by Cytogen to its customers and QUADRAMET royalties earned by Cytogen prior to August 2003. Product sales are recognized when the customer takes ownership of the products and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an agreement exists and the sales price is fixed and determinable. Product returns are accepted under limited circumstances and are estimated based upon historical experience. The Company may provide rebates and volume discounts to its customers from time to time. Such rebates and discounts are recorded as a reduction of product sales when earned by the customer.

Prior to the reacquisition of QUADRAMET from its marketing partner Berlex Laboratories in August 2003, the Company recognized royalty revenue on QUADRAMET sales made by Berlex, during each period as Berlex sold the product. As a result of the reacquisition, effective August 1, 2003 the Company began recognizing revenue from the sales of QUADRAMET and no longer receives QUADRAMET royalty revenue.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from research services, and revenues from other miscellaneous sources.

In accordance with U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), non-refundable, up-front license fees are recorded as deferred revenue to be recognized over the estimated performance period of the related agreements. In 2003, SAB 104 replaced Staff Accounting Bulletin No. 101, "Revenue Recognition In Financial Statements" ("SAB 101"), which the Company adopted in 2000. The provisions related to non-refundable, up-front license fees were unchanged in SAB 104 compared to SAB 101. For the years ended December 31, 2003 and 2002, the Company recognized $2.2 million and $410,000, respectively, in revenues that were included in the cumulative effect adjustment recorded upon the adoption of SAB 101 as of January 1, 2000. The 2003 amount included $1.9 million related to the acceleration of the previously deferred revenue resulting from the termination of the 1998 license agreement with Berlex.

In accordance with Emerging Issues Task Force ("EITF") No. 00-10, the Company records shipping and handling charges billed to customers as revenue and the related costs as cost of product related revenues.

Research and Development

Research and development expenditures consist of projects conducted by the Company and payments made for sponsored research programs and consultants. All research and development costs are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to expense as incurred.

Patent Costs

Patent costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "*Accounting for Income Taxes*." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Basic net loss per common share is calculated by dividing the Company's net loss by the weighted-average common shares outstanding during each period. Diluted net loss per common share is the same as basic net loss per share for each of the three years ended December 31, 2004, 2003 and 2002, because the inclusion of common stock equivalents, which consist of warrants and options to purchase shares of the Company's common stock, would be antidilutive due to the Company's losses (see Notes 15 and 16).

Variable Interest Entities

In December 2003, the Financial Accounting Standards Board ("FASB") revised FASB Interpretation No. 46 ("FIN 46R"), "*Consolidation of Variable Interest Entities*" ("VIEs"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 ("FIN 46") which was issued in January 2003. The Company was required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R applied beginning on March 31, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

In June 1999, Cytogen entered into a joint venture with Progenics Pharmaceuticals Inc. ("Progenics," and collectively with Cytogen, the "Members") to form the PSMA Development Company LLC (the "Joint Venture"). The Joint Venture is currently developing antibody-based and vaccine immunotherapeutic products utilizing Cytogen's exclusively licensed prostate-specific membrane antigen ("PSMA") technology. The Joint Venture is owned equally by the Members (see Note 6). Cytogen accounts for the Joint Venture using the equity method of accounting. The Company is not required to consolidate the Joint Venture under the requirements of FIN 46R.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company records deferred compensation for option grants to employees for the amount, if any, by which the market price per share exceeds the exercise price per share at the measurement date, which is generally the grant date.

The Company follows the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure." Had compensation cost for options been recognized in the consolidated statements of operations using the fair value method of accounting, the Company's net loss and net loss per share would have been as follows:

(All amounts in thousands, except per share data)	Year Ended December 31, 2004	2003	2002
Net loss, as reported	**$(20,540)**	$ (9,358)	$(15,699)
Add: Stock-based employee compensation expense included in reported net loss	**15**	3	184
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	**(2,152)**	(1,506)	(4,000)
Pro forma net loss	**$(22,677)**	$(10,861)	$(19,515)
Basic and diluted net loss per share, as reported	**$ (1.40)**	$ (0.92)	$ (1.85)
Pro forma basic and diluted net loss per share	**$ (1.55)**	$ (1.06)	$ (2.31)

Other Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income by their nature and disclosure of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

Recent Accounting Pronouncements

Abnormal Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on the normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 151 in its fiscal year beginning January 1, 2006. The Company is currently in the process of evaluating the impact of adopting this statement.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revised SFAS No. 123 and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements effective as of the first interim or annual reporting period that begins after June 15, 2005. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. SFAS No. 123(R) eliminates the ability to account for such transactions using the intrinsic method currently used by the Company. SFAS No. 123(R) also requires that companies recognize compensation expense associated with purchases of shares of common stock by employees at a discount to market value under employee stock purchase plans that meet certain criteria. Accordingly, the Company will adopt SFAS No. 123(R) in the quarterly period beginning July 1, 2005. Although management has not yet determined the impact of the adoption of this standard, it is expected to have a material effect on the Company's consolidated financial statements.

Reclassification

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. DSM BIOLOGICS COMPANY B.V.

In July 2000, the Company entered into a development and manufacturing agreement with DSM Biologics Company B.V. ("DSM"), pursuant to which DSM was to conduct certain development activities with respect to PROSTASCINT, including the delivery of a limited number of batches of PROSTASCINT for testing and evaluation purposes. During 2002, the parties ceased to operate under the terms of such agreement. In 2002, the Company recorded $551,000 of development expenses related to this agreement.

In November 2003, the Company entered into a settlement agreement and mutual release with DSM to terminate the development and manufacturing agreement (the "Settlement Agreement"). As a result of the Settlement Agreement, Cytogen recorded an expense reversal of $580,000 to research and development expense in the fourth quarter of 2003 and a corresponding reduction in accounts payable and accrued expenses.

3. ADVANCED MAGNETICS, INC.

In August 2000, the Company and Advanced Magnetics, Inc., a developer of superparamagnetic iron oxide nanoparticles used in pharmaceutical products, entered into marketing, license and supply agreements (the "AVM Agreements"). Under the AVM Agreements, Cytogen acquired certain rights in the United States to Advanced Magnetics' product candidates: COMBIDEX®, an investigational functional molecular imaging agent for all applications; and ferumoxytol (formerly referred to as Code 7228) for oncology applications only. Advanced Magnetics will be responsible for all costs associated with the clinical development of, and if approved by the FDA, the supply and manufacture of COMBIDEX and ferumoxytol and will receive product transfer payments and royalties based upon product sales or certain minimum payments from Cytogen, whichever is greater.

Pursuant to the AVM Agreements, Cytogen may release 50,000 shares of its Common Stock to Advanced Magnetics, which are currently in escrow, upon the achievement of certain milestones. Of such 50,000 shares, 25,000 shares are being held in escrow pending the achievement of certain milestones relating to COMBIDEX and 25,000 shares are being held in escrow pending the achievement of certain milestones relating to ferumoxytol. There can be no assurance that Advanced Magnetics will receive FDA approval to market COMBIDEX or ferumoxytol for oncology applications in the United States. Advanced Magnetics has stated that it does not intend to develop ferumoxytol for oncology imaging.

4. DRAXIMAGE, INC.

In December 2000, the Company entered into a product manufacturing and supply agreement and a license and distribution agreement with Draximage, Inc. to market and distribute BRACHYSEED implants for prostate cancer therapy in the United States (the "Draximage Agreements"). Under the terms of the Draximage Agreements, Draximage supplied radioactive iodine and palladium seeds to Cytogen in exchange for product transfer payments, royalty payments on sales and certain milestone payments. Cytogen paid Draximage an aggregate of $2.0 million in connection with Draximage Agreements. These payments were recorded as other assets and were being amortized over the ten year term of the Draximage Agreements. In January 2003, the Company served notice of termination of the Draximage Agreements. As a result, in 2002 the Company recorded a non-cash charge of $1.7 million to write off the carrying values of the licensing fees paid for BRACHYSEED products. Prior to the write-off of such licensing rights, amortization expense was $174,000 in 2002. The Company also recorded $503,000 in royalty expense for 2002. In April 2003, the Company entered into an agreement with Draximage to formally terminate each of the Draximage Agreements.

5. ACQUISITION OF PROSTAGEN, INC.

Pursuant to a Stock Exchange Agreement (the "Prostagen Agreement") related to the Company's acquisition of Prostagen Inc. ("Prostagen") in June 1999, the Company agreed to issue up to an additional $4.0 million worth of Cytogen Common Stock to the shareholders and debtholders of Prostagen (the "Prostagen Partners"), if certain milestones are achieved in the dendritic cell therapy and PSMA development programs. During 2002, the Company and the Prostagen Partners agreed that a milestone was achieved based on the progress of the dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics, Inc. As a result, the Company recorded a $2.0 million charge to research and development expense which represented the fair value of the 122,699 shares of Common Stock issued. In May 2002, the Company entered into an Addendum to the Prostagen Agreement (the "Addendum"), which clarifies the future milestone payments to be made under the Prostagen Agreement, as well as the timing of such payments. Pursuant to the Addendum, the Company may be obligated to pay two additional milestone payments of $1.0 million each, upon certain clinical achievements regarding the PSMA development programs. In November 2004, the Company entered into Addendum No. 2 to the Prostagen Agreement (the "Second Addendum"), which further clarifies the future milestone payments to be made under the Prostagen Agreement. Pursuant to the Second Addendum, the Company issued 50,000 shares of Common Stock to the Prostagen Partners and the Company may be obligated to pay two additional milestone payments of an aggregate of $1.5 million, upon certain clinical achievements regarding the PSMA development programs. As a result, in 2004, the Company recorded a $497,000 charge to research and development expense which represented the fair value of the shares of Common Stock issued to Prostagen Partners. Any future milestone payments are payable in shares of Cytogen Common Stock. In addition, the Company issued 5,000 shares of Common Stock to the Prostagen Partners in 2002 upon the satisfactory termination of a lease obligation originally assumed by the Company.

6. PSMA DEVELOPMENT COMPANY LLC

In June 1999, Cytogen entered into a joint venture with Progenics Pharmaceuticals Inc., a development stage enterprise ("Progenics," and collectively with Cytogen, the "Members"), to form the PSMA Development Company LLC (the "Joint Venture"). The Joint Venture is currently developing antibody-based and vaccine immunotherapeutic products utilizing Cytogen's proprietary PSMA technology. The Joint Venture is owned equally by Cytogen and Progenics. Through November 2001, Progenics funded the first $3.0 million of development costs of the Joint Venture. Beginning in December 2001, the Company and Progenics began to equally share the future costs of the Joint Venture. Cytogen has exclusive North American marketing rights for products developed by the Joint Venture.

The Company accounts for the Joint Venture using the equity method of accounting. Beginning in December 2001, Cytogen began to recognize 50% of the Joint Venture's losses in its consolidated statement of operations. For the years ended December 31, 2004, 2003 and 2002, Cytogen recognized $2.9 million, $3.5 million and $2.9 million, respectively, in losses of the Joint Venture. As of December 31, 2003, the carrying value of the Company's investment in the Joint Venture was $550,000, which represents Cytogen's investment in the Joint Venture, less its cumulative share of losses, which net investment is recorded in other assets (see Note 1). As of December 31, 2004, Cytogen's cumulative share of losses exceeded its investment in the Joint Venture resulting in a liability to the Joint Venture of $396,000 as reported in Liability related to Joint Venture in the accompanying consolidated balance sheet. In January 2005, the Members made a capital contribution of $500,000 each to cover such deficit. As of March 15, 2005, the Company and Progenics are negotiating the work plan and annual budget for 2005 for the Joint Venture. In the absence of an agreement by the Members, funding from the Members could be reduced or eliminated and the Joint Venture's research and development programs, as well as all other operations, could be halted. The report of the independent auditors on the financial statements of the Joint Venture contains an explanatory paragraph which states that the Joint Venture has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern, and that its financial statements do not include any adjustments that might result from the outcome of that uncertainty. Selected financial statement information of the Joint Venture, is as follows:

Balance Sheet Data:

(All amounts in thousands)	December 31, 2004	2003
ASSETS:		
Cash	$ —	$ 1,173
Prepaid expenses	**12**	—
Accounts receivable from Progenics Pharmaceuticals Inc., a related party	—	108
	$ 12	$ 1,281

(All amounts in thousands)	December 31, 2004	2003
LIABILITIES AND MEMBERS' EQUITY:		
Accounts payable to Cytogen Corporation, a related party	**$ 4**	$ —
Accounts payable to Progenics Pharmaceuticals Inc., a related party	**189**	—
Accounts payable and accrued expenses	**629**	199
Total liabilities	**822**	199
Capital contributions	**23,298**	19,398
Deficit accumulated during the development stage	**(24,108)**	(18,316)
Total members' equity (deficit)	**(810)**	1,082
Total liabilities and members' equity (deficit)	**$ 12**	$ 1,281

Income Statement Data:

(All amounts in thousands)	For the Year Ended 2004	2003	2002	For the Period From June 15, 1999 (inception) to December 31, 2004
Interest income	**$ 7**	$ 5	$ 13	$ 241
Total expenses	**5,799**	6,908	5,786	24,349
Net loss	**$(5,792)**	$(6,903)	$(5,773)	$(24,108)

In connection with the licensing of the PSMA technology to the Joint Venture in June 1999, Cytogen recognized approximately $1.8 million in license fee revenue. In connection with the adoption of SAB 101 in 2000, the Company deferred approximately $1.5 million of this previously recognized license fee and recognized $125,000 and $150,000 of the deferred revenue as license and contract revenue in 2003 and 2002, respectively. The deferred revenue had been fully recognized as of December 31, 2003. The Company also provided limited research and development services to the Joint Venture. During 2004, 2003 and 2002, the Company recorded revenue of $106,000, $214,000 and $53,000, respectively, for such services as contract revenue in the accompanying statements of operations.

7. THE DOW CHEMICAL COMPANY

In 1993, Cytogen acquired an exclusive license from The Dow Chemical Company for QUADRAMET for the treatment of osteoblastic bone metastases in the United States. This license was amended in 1995 to expand the territory to include Canada and Latin America and again in 1996 to expand the field to include all osteoblastic diseases. The agreement requires the Company to pay Dow royalties based on a percentage of net sales of QUADRAMET, or a guaranteed annual minimum payment, whichever is greater, and future payments upon the achievement of certain milestones. The Company recorded $1.0 million in royalty expense for each of 2004, 2003 and 2002. Future annual minimum royalties due to Dow are $1.0 million per year in 2005 through 2012 and $833,000 in 2013.

8. BERLEX LABORATORIES INC.

In June 2003, the Company announced that it had entered into an agreement with Berlex Laboratories Inc. ("Berlex") to reacquire marketing rights to QUADRAMET in North America and Latin America in exchange for an upfront payment of $8.0 million and royalties based on future sales of QUADRAMET, subject to Cytogen obtaining any necessary financing for the reacquisition. Cytogen reacquired marketing rights to QUADRAMET on August 1, 2003 and, in accordance with that agreement, began recording product revenue from the sales of QUADRAMET. Cytogen no longer receives royalty revenue from Berlex. The up-front license payment of $8.0 million was capitalized in 2003 as the QUADRAMET license fee in the accompanying consolidated balance sheet and is being amortized on a straight-line basis over approximately twelve years, which is the estimated performance period of the agreement (see Note 1). Cytogen also recorded $1.2 million and $455,000 of royalty expenses to Berlex based on its sales of QUADRAMET in 2004 and 2003, respectively, as cost of product related revenues.

In 1998, under a separate agreement, the Company licensed the marketing rights to QUADRAMET to Berlex in exchange for, among other things, an up-front, non-refundable license fee. In connection with the adoption of SAB No. 101 in 2000, the Company deferred $2.8 million of such license fee net of associated costs, to be recognized over the estimated performance period. In August 2003, the 1998 license was terminated and, as a result, the remaining unamortized deferred revenue of $1.9 million was recognized as license and contract revenue in the accompanying consolidated statement of operations. Prior to the acceleration of the remaining unamortized deferred revenues in August 2003, the Company recognized $152,000 and $260,000 of the deferred revenues in 2003 and 2002, respectively.

9. BRISTOL-MYERS SQUIBB MEDICAL IMAGING, INC.

As a result of the Company's 2003 reacquisition of marketing rights to QUADRAMET, the Company assumed all of Berlex's obligations under a manufacturing and supply agreement with Bristol-Myers Squibb Medical Imaging, Inc. ("BMSMI"), which were met through December 31, 2003. Effective January 1, 2004, the Company entered into a new manufacturing and supply agreement with BMSMI whereby BMSMI will manufacture, distribute and provide order processing and customer service for Cytogen relating to QUADRAMET. Under the terms of the new agreement, Cytogen is obligated to pay at least $4.2 million annually, subject to future annual price adjustment, through 2008, unless terminated by BMSMI or Cytogen on two years prior written notice. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or Cytogen on two years prior written notice. During 2004 and 2003, Cytogen incurred $4.2 million and $1.5 million, respectively, of manufacturing costs for QUADRAMET, all of which is included in cost of product related revenues. The Company also pays BMSMI a variable amount per month for each QUADRAMET order placed to cover the costs of customer service which is included in selling, general and administrative expenses.

The two primary components of QUADRAMET, particularly Samarium-153 and EDTMP, are provided to BMSMI by outside suppliers. BMSMI obtains its supply of Samarium-153 from a sole supplier, and EDTMP from another sole supplier. Alternative sources for these components may not be readily available, and any alternate suppliers would have to be identified and qualified, subject to all applicable regulatory guidelines. If BMSMI cannot obtain sufficient quantities of these components on commercially reasonable terms, or in a timely manner, it would be unable to manufacture QUADRAMET on a timely and cost-effective basis.

10. LAUREATE PHARMA, L.P.

In September 2004, the Company entered into a non-exclusive manufacturing agreement with Laureate Pharma, L.P. pursuant to which Laureate shall manufacture PROSTASCINT and its primary raw materials for Cytogen in Laureate's Princeton, New Jersey facility. The agreement will terminate, unless terminated earlier pursuant to its terms, upon Laureate's completion of the specified production campaign for PROSTASCINT and shipment of the resulting products from Laureate's facility. Under the terms of the agreement, the Company is obligated to pay at least an aggregate of $5.1 million through 2006, of which $2.3 million was incurred in 2004 and is recorded as inventory in the accompanying balance sheet.

11. MATRITECH, INC.

In October 2002, the Company entered into a distribution agreement with Matritech Inc. ("Matritech") to be the sole distributor for Matritech's NMP22 BLADDERCHEK test to urologists and oncologists in the United States. In October 2003, Matritech and Cytogen executed an amended and restated distribution agreement (the "Restated Distribution Agreement") modifying the original distribution agreement. Under the terms of the Restated Distribution Agreement, which took effect in November 2003, Cytogen had a non-exclusive right to sell NMP22 BLADDERCHEK to urologists until December 31, 2003 and an exclusive right to continue to sell NMP22 BLADDERCHEK to oncologists for the term of the Restated Distribution Agreement. The Restated Distribution Agreement expired on December 31, 2004 and the Company has no further obligations with respect to NMP22 BLADDERCHEK.

The Company paid Matritech a non-refundable licensing fee of $150,000 upon the execution of the original distribution agreement in 2002, which was recorded as other assets and was being amortized over the five year estimated performance period of the original distribution agreement. Amortization expense of $30,000 and $5,000 was recorded in 2003 and 2002, respectively. As a result of entering into the Restated Distribution Agreement, the Company recorded a non-cash charge of $115,000 to impairment of intangible assets in 2003 to write off the carrying value of the upfront license fee which was deemed not recoverable.

12. REVENUES FROM MAJOR CUSTOMERS

Revenues from major customers (greater than 10%) as a percentage of total revenues were as follows:

	Year Ended December 31,		
	2004	2003	2002
Cardinal Health (formerly Syncor International Corporation)	**46%**	24%	9%
Mallinckrodt Inc.	**12**	14	18
GE Healthcare (formerly Amersham Health)	**10**	8	12
Berlex Laboratories Inc.	**—**	23	16

Cardinal Health, Mallinckrodt Inc. and GE Healthcare are chains of radiopharmacies, which distribute PROSTASCINT and QUADRAMET.

Revenues from Berlex Laboratories Inc. include the recognition of deferred revenue following the adoption of SAB 101. In 2003, the Company recorded $1.9 million related to the acceleration of previously deferred revenue resulting from the termination of the 1998 license agreement with Berlex. As a result of the reacquisition of marketing rights to QUADRAMET in August 2003, the Company no longer receives royalty revenue from Berlex for QUADRAMET.

As of December 31, 2004 and 2003, the receivables from the above-mentioned major customers accounted for 55% and 63%, respectively, of gross accounts receivable.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Significant components of the accounts payable and accrued liabilities were as follows:

(All amounts in thousands)	December 31, 2004	December 31, 2003
Accounts payable	**$3,514**	$2,041
Accrued payroll, sales commission and related expenses	**1,157**	714
Accrued royalty expense	**770**	705
Accrued professional and legal expenses	**627**	649
Accrued research contracts and materials	**218**	218
Accrued manufacturing costs	**387**	—
Accrued marketing expenses	**246**	148
Accrued facilities costs	**93**	93
Other accruals	**632**	557
	$7,644	$5,125

14. LONG-TERM LIABILITIES

Components of long-term liabilities were as follows:

(All amounts in thousands)	December 31, 2004	December 31, 2003
Due to Elan Corporation, plc	**$ 2,280**	$2,280
Capital lease obligations	**63**	82
Facility lease obligation	**—**	163
Other	**—**	5
	2,343	2,530
Less: Current portion of long-term liabilities	**(2,296)**	(76)
	$ 47	$2,454

In August 1998, Cytogen received $2.0 million from Elan Corporation, plc ("Elan") in exchange for a convertible promissory note. The note is convertible into shares of Cytogen common stock at $28.00 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest was not payable in cash but was added to the principal for the first 24 months; thereafter, interest is payable in cash. The Company recorded $160,000 in interest expense on this note for each of the years 2004, 2003 and 2002. The note contains certain non-financial covenants with which the Company was in compliance as of December 31, 2004.

The Company leases certain equipment under capital lease obligations, which will expire on various dates through 2008. Property and equipment leased under non-cancellable capital leases have a net book value of $64,000 at December 31, 2004. Amortization of assets held under capital leases is included with depreciation expense. Payments to be made under capital lease obligations (including total interest of $18,000) are $25,000 in 2005, $25,000 in 2006, $25,000 in 2007, and $6,000 in 2008. The Company has the option to purchase this leased equipment at its fair value at the end of the lease.

As part of the Company's continuing efforts to reduce non-strategic expenses, the Company restructured AxCell in September 2002 by reducing 75% of AxCell's work-force, initiated the closure of the AxCell facility in July 2004 and terminated early an operating lease in December 2004. As a result, during 2004 and 2002, the Company recorded a gross charge of $100,000 and $869,000, respectively, related to employee severance costs, the impairment of property, and equipment and future rental payments on leased facilities that will no longer be used in operations. Such charge is included in selling, general and administrative expense in the accompanying consolidated statement of operations. As of December 31, 2003, the Company had a remaining accrued liability for future lease payments of $246,000, of which $163,000 was considered long-term as of December 31, 2003. In December 2004, the Company terminated early the lease for the AxCell facilities and as of December 31, 2004 was obligated to pay a termination fee of $130,000 which was paid in January 2005. As a result, the remaining liability for future lease payments of $163,000 was eliminated in 2004. The resulting gain of $33,000 is recorded in selling, general and administrative expense in the accompanying consolidated statement of operations, for a net charge in 2004 of $67,000.

15. COMMON STOCK AND WARRANTS

In April 2004, the Company issued and sold 2,570,000 shares of its common stock for $10.10 per share through a registered direct offering resulting in net proceeds of approximately $23.9 million after the payment of placement agency fees and expenses related to the offering.

In November 2003, the Company sold 1,863,637 shares of its common stock to certain institutional investors at $11.00 per share resulting in net proceeds to the Company of approximately $20.4 million.

In July 2003, the Company sold 1,172,332 shares of its common stock to certain institutional investors at $8.53 per share resulting in net proceeds of approximately $9.3 million. In connection with the sale, the Company issued to the investors warrants to purchase 1,172,332 shares of its common stock with an exercise price of $12.80 per share. In addition, the Company also issued: (i) warrants to purchase 100,000 shares of its common stock at an exercise price of $12.80 per share to a consultant as part of its compensation for services rendered in connection with this financing; and (ii) warrants to purchase an aggregate of 250,000 shares of its common stock at an exercise price of $10.97 per share, to certain stockholders, in connection with such stockholders' waiver of certain rights in connection with this financing. All warrants issued in connection with this financing are exercisable until July 10, 2008 and become automatically exercised in full if the closing price of the Company's common stock is at least 130% of the exercise price then in effect ($16.64 or $14.26, as applicable) for 30 consecutive trading days. Upon receipt of a written notice by the Company of such automatic exercise, the holders of the warrants must exercise such warrants by paying the Company the exercise price times the number of shares of common stock issuable upon exercise.

In June 2003, the Company issued to consultants warrants to purchase an aggregate of 100,000 shares of its common stock at an exercise price of $5.65 per share for consulting services. The warrants are exercisable in 12 equal installments on each monthly anniversary from the date of issuance and are exercisable through June 10, 2006. The Company recorded a charge to selling, general and administrative expense for the fair value of these warrants in the amount of $497,000 in its consolidated statement of operations for 2003 using a Black-Scholes pricing model.

In June 2003, the Company sold 1,052,632 shares of its common stock to certain institutional investors at $4.75 per share resulting in net proceeds of approximately $4.6 million. In connection with the sale, the Company issued to the investors warrants to purchase 315,790 shares of its common stock with an exercise price of $6.91 per share. The warrants are exercisable until June 6, 2008.

In January 2002, the Company sold 297,067 shares of its common stock to the State of Wisconsin Investment Board ("SWIB") for an aggregate purchase price of $8.0 million, or consideration equal to $26.90 per share. In connection with the stock issuances to SWIB, the Company agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value, or undertake certain other securities issuances without requisite stockholder approval. The Company sold an additional 416,670 shares of its common stock to SWIB in June 2002 for an aggregate purchase price of $5.0 million, or consideration equal to $12.00 per share.

In 2004, 2003 and 2002, the Company issued to certain members of Cytogen's Board of Directors an aggregate total of 873, 1,127 and 3,541 shares, respectively, of its common stock as compensation for their services as directors of the Company.

See Note 5 for information regarding Cytogen common stock issued to the Prostagen Partners, and Notes 16 and 18 for information regarding Cytogen common stock issued to employees under the stock option and employee stock purchase plans and 401(k) plan, respectively.

As of December 31, 2004, 2003 and 2002, the Company has outstanding warrants to purchase 1,938,122, 1,944,485 and 32,363 shares, respectively, of Cytogen common stock at exercise prices ranging from $5.65 to $12.80 per share in 2004, $5.65 to $49.80 per share in 2003, and $16.25 to $49.80 per share in 2002. The warrants outstanding as of December 31, 2004 are exercisable and expire at various times through July 2008. During 2004 and 2003, warrants to purchase 6,363 and 26,000 shares of the Company's common stock, respectively, expired. Some warrants may become automatically exercised, in full, subject to certain conditions.

16. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

Cytogen Stock Options

The Company has various stock option plans that provide for the issuance of incentive and non-qualified stock options to purchase Cytogen common stock ("Cytogen Stock Options") to employees, non-employee directors and outside consultants. At the Company's 2004 Annual Meeting of Stockholders held on June 15, 2004, the stockholders of the Company approved the adoption of the Company's 2004 Stock Incentive Plan (the "2004 Plan") and the Company's 2004 Non-Employee Director Stock Incentive Plan (the "2004 Director Plan" and together with the 2004 Plan, collectively the "2004 Incentive Plans"). An aggregate of 1,200,000 and 375,000 shares of the Company's common stock have been reserved for issuance upon the exercise of option grants or restricted stock awards (as applicable) under the 2004 Plan and 2004 Director Plan, respectively. The 2004 Plan provides for the grant of incentive stock options, non-qualified stock options or restricted stock to the Company's employees, officers, consultants and advisors. The 2004 Director Plan provides for the grant of non-qualified stock options and shares of the Company's common stock, in certain circumstances, to members of the Company's Board of Directors who are not employees of the Company. The Company has filed a registration statement on Form S-8 with the Securities and Exchange Commission to register the shares of the Company's common stock underlying option grants or other awards under the 2004 Incentive Plans. Furthermore, upon approval of the 2004 Incentive Plans by the Company's stockholders, no further option grants or awards were, or will be, made under the Company's existing 1995 Stock Option Plan or 1999 Non-Employee Director Stock Option Plan. Any unissued and unallocated options previously reserved under these plans were released from reserves. An aggregate of 2,056,119 shares of common stock have been reserved for issuance in connection with grants under the Company's option plans. The persons to whom

Cytogen Stock Options may be granted and the number, type, and terms of the Cytogen Stock Options vary among the plans. Cytogen Stock Options are granted with a term of up to 10 years and generally become exercisable in installments over periods of up to 5 years. The exercise price of Cytogen Stock Options is determined in accordance with the terms of the applicable plan. Under certain circumstances, vesting may accelerate. Activity under these plans was as follows:

	Number of Cytogen Options	Price Range Per Share	Weighted-Average Exercise Price Per Share	Aggregate Exercise Price
Balance at December 31, 2001	494,248	$ 7.00–169.38	$31.45	$15,544,768
Granted	102,063	3.48– 23.30	4.32	440,688
Exercised	(905)	8.13– 20.00	18.87	(17,077)
Cancelled	(123,300)	8.28–165.00	42.87	(5,285,848)
Balance at December 31, 2002	472,106	3.48–169.38	22.63	10,682,531
Granted	266,569	2.75– 11.48	6.17	1,645,623
Exercised	—	—	—	—
Cancelled	(254,065)	3.48–101.41	24.90	(6,325,910)
Balance at December 31, 2003	484,610	2.75–169.38	12.39	6,002,244
Granted	**383,000**	**9.83– 14.58**	**11.47**	**4,391,356**
Exercised	**(5,648)**	**3.54– 9.20**	**4.48**	**(25,285)**
Cancelled	**(32,143)**	**2.75–169.38**	**19.49**	**(626,564)**
Balance at December 31, 2004	**829,819**	**$ 2.84– 89.38**	**$11.74**	**$ 9,741,751**

The following table summarizes information about Cytogen Stock Options at December 31, 2004:

	Outstanding Cytogen Stock Options			Exercisable Cytogen Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable Shares	Weighted-Average Exercise Price
$ 2.84– 8.28	248,477	7.9	$ 3.69	82,993	$ 3.94
8.29–10.00	30,870	7.9	9.20	12,702	8.87
10.01–11.14	84,000	8.3	10.92	21,854	10.78
11.15–11.50	249,456	8.9	11.50	16,747	11.49
11.51–18.33	119,150	8.6	11.67	17,700	12.11
18.34–36.66	68,983	4.9	26.12	68,908	26.13
36.67–54.99	15,100	5.2	47.09	15,100	47.09
55.00–73.32	11,383	5.1	58.40	11,383	58.40
73.33–89.38	2,400	2.1	77.65	2,400	77.65
$ 2.84–89.38	829,819	8.0	$11.74	249,787	$17.79

At December 31, 2004, Cytogen Stock Options to purchase 249,787 shares of Cytogen common stock were exercisable and the weighted-average exercise price of these options was $17.79. At December 31, 2004, 1,226,300 shares of Cytogen common stock were available for issuance under approved option plans.

Included in the above tables is an option granted to a key employee in 1998 to purchase 135,000 shares of Cytogen common stock ("Performance Options") at an exercise price of $10.94 per share. The vesting of the Performance Options was subject to the completion of certain performance-based milestones as determined by the Company's Board of Directors. The Company recorded approximately $1.1 million of deferred compensation upon the commencement of the vesting of the Performance Options, which represented the fair value of Cytogen's common stock in excess of the exercise price of the option on the date which the Board of Directors determined the performance milestones had been met. Deferred compensation was amortized over the three-year vesting period of the Performance Options. Upon the resignation of the key employee in December 2002, $354,000 of the deferred compensation related to unvested options was reversed.

Also included in the above table are options to purchase 150,000 shares of Cytogen common stock granted to our Chief Executive Officer under the Company's approved stock option plans at an exercise price of $3.54 per share. This option has three separate and equal tranches which will each vest based upon the achievement of certain milestones established by the Company's Board of Directors. If the fair value of the common stock is greater than the exercise price of the option when such milestones are met, the Company will record compensation expense.

On September 3, 2004, H. Joseph Reiser tendered his resignation from the Company's Board of Directors. In connection with Dr. Reiser's resignation, the Company accelerated the vesting of options to purchase 20,000 shares of the Company's common stock held by Dr. Reiser such that these options became immediately exercisable as of September 3, 2004. In addition, the expiration dates of an aggregate of 21,000 options to purchase shares of the Company's common stock held by Dr. Reiser were amended to September 3, 2005. As a result of the foregoing, the Company recorded a charge for the change in the intrinsic value of these modified options in the amount of $5,000 in its consolidated statement of operations for the year ended December 31, 2004.

AxCell Stock Options

AxCell, a subsidiary of Cytogen Corporation, also has a stock option plan that provides for the issuance of incentive and non-qualified stock options to purchase AxCell common stock ("AxCell Stock Options") to employees, for which 2,000,000 shares of AxCell common stock have been reserved. In 2002, the Company granted 20,000 shares of AxCell common stock to members of AxCell's Scientific Advisory Board. The Company recorded $93,000 of expense related to these grants, based upon the estimated fair value of those shares on the date of grant. As of December 31, 2004 and 2003, 8,035,000 shares of AxCell common stock were outstanding, 8,000,000 of which are held by Cytogen. AxCell Stock Options are granted with a term of 10 years and generally become exercisable in installments over periods of up to 5 years. The Company granted AxCell Stock Options to purchase 183,035 shares of AxCell common stock during 2002 at a weighted-average exercise price of $4.63 per share. No such options were granted in 2003 or 2004. In 2004, 2003 and 2002, 81,416, 39,710 and 561,106 of AxCell Stock Options were cancelled, respectively. The weighted-average exercise price per share for AxCell Stock Options cancelled in 2004, 2003 and 2002 were $2.52, $4.13 and $3.11, respectively. In 2002, 15,000 of AxCell Stock Options with an exercise price of $0.63 per share were exercised. The weighted-average exercise price per share for all outstanding AxCell Stock Options was $4.34, $3.36 and $3.52 at December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, options to purchase 69,405 shares of AxCell common stock were outstanding, of which 51,394 shares were exercisable, and 1,915,595 shares were available for future grants. Of the outstanding AxCell Stock Options at December 31, 2004, 5,000 AxCell Stock Options have a weighted-average remaining contractual life of 2.4 years with a weighted-average exercise price of $0.63 per share; and the remaining 64,405 AxCell Stock Options have a weighted-average remaining contractual life of 7.2 years with a weighted-average exercise price of $4.63 per share. During 2001, in connection with the grant of AxCell Stock Options, the Company recorded deferred compensation of $241,000, representing the estimated fair value of AxCell common stock in excess of the exercise price of the options on the date such options were granted. The resultant deferred compensation was being amortized over the vesting period of the options. Due to employee terminations, primarily as a result of the restructuring at AxCell in September 2002, $1,000 and $79,000 of deferred compensation related to unvested options were reversed in 2003 and 2002, respectively. The deferred compensation was fully amortized at December 31, 2003.

Employee Stock Purchase Plan

Cytogen adopted an employee stock purchase plan under which eligible employees may elect to purchase shares of Cytogen common stock at 85% of the lower of fair market value as of the first or last trading day of each quarterly participation period. In 2004, 2003 and 2002, employees purchased 6,695, 4,211 and 4,911 shares, respectively, for aggregate proceeds to the Company of $64,000, $17,000 and $24,000, respectively. The Company has reserved 19,733 shares for future issuance under its employee stock purchase plan.

Fair Value

The weighted-average fair value per share of the options granted under the Cytogen stock option plans during 2004, 2003 and 2002 is estimated as $8.74, $8.12 and $3.70 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

Valuation Assumptions	**2004**	2003	2002
Dividend yield	**0%**	0%	0%
Volatility	**109.66%**	141.17%	143.46%
Risk-free interest rate	**3.766%**	2.81%	2.94%
Expected life	**4.6 yrs**	4 yrs	4 yrs

The weighted-average fair value per share ascribed to the shares purchased under the employee stock purchase plan during 2004, 2003 and 2002 is estimated at $3.81, $1.51 and $5.72 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

Valuation Assumptions	**2004**	2003	2002
Dividend yield	**0%**	0%	0%
Volatility	**52.63%**	115.12%	20.83%
Risk-free interest rate	**1.26%**	1.10%	1.67%
Expected life	**3 months**	3 months	3 months

The weighted-average fair value per share of AxCell Stock Options granted during 2002 is estimated at $4.16 per share on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002:

Valuation Assumptions	2002
Dividend yield	0%
Volatility	142.07%
Risk-free interest rate	4.02%
Expected life	5 yrs

17. RELATED PARTY TRANSACTION

Consulting services have been provided to the Company under an agreement with the Chairman of the Board of Directors related to time spent in that function on Company matters. Fees and expenses under this agreement were $38,000 and $52,000 in 2003 and 2002, respectively. This agreement was terminated in October 2003.

18. RETIREMENT SAVINGS PLAN

The Company maintains a defined contribution 401(k) plan for its employees. The contribution is determined by the Board of Directors and is based upon a percentage of gross wages of eligible employees. The plan provides for vesting over four years, with credit given for prior service. The Company also makes contributions in cash or its common stock, at the Company's discretion, under the 401(k) plan in amounts which match up to 50% of the salary deferred by the participants up to 6% of total salary. During 2003 and 2002, the Company issued 3,939 and 9,646 shares, respectively, of its common stock under the 401(k) plan. No such shares were issued in 2004. Total expense was $136,000, $79,000 and $98,000 for 2004, 2003 and 2002, respectively.

19. INCOME TAXES

As of December 31, 2004, Cytogen had federal and state net operating loss carryforwards of approximately $281.8 million and $178.8 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $5.7 million and $441,000, respectively. These net operating loss and credit carryforwards have begun to expire and will continue to expire through 2024. At December 31, 2004, the net current and non-current deferred tax assets were $1.3 million and $127.1 million, respectively, compared to $1.1 million and $124.3 million, respectively, at December 31, 2003.

The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been an "ownership change." Such an "ownership change," as described in Section 382 of the Internal Revenue Code, may limit the Company's utilization of its net operating loss and tax credit carryforwards.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Based on the Company's net loss before income taxes during 2004, 2003 and 2002, the Company would have recorded a tax benefit. During 2004, 2003 and 2002, there were increases of $3,114,000, $2,466,000 and $11,232,000, respectively, in the valuation allowance, due to the Company's loss history, and uncertainty regarding the realization of deferred tax assets. These increases to the valuation allowance reduced the actual benefit to $307,000, $888,000 and $0 in 2004, 2003 and 2002, respectively, which amounts are related to the sales of New Jersey state operating loss carryforwards as discussed below. Deferred tax assets have been fully reserved as of December 31, 2004 and 2003.

A portion of the Company's net operating loss carryforward relates to tax deductions from stock option exercises and disqualifying dispositions that would be accounted for as capital contributions for financial reporting purposes to the extent such deductions could be utilized by the Company. The valuation allowance includes approximately $676,000 pertaining to tax deductions relating to stock option exercises for which any subsequently recognized tax benefit will be recorded as an increase to additional paid-in capital.

(All amounts in thousands)	**2004**	2003
Deferred tax assets:		
Net operating loss carryforwards	**$ 106,119**	$ 102,786
Capitalized research and development expenses	**3,425**	4,367
Research and development credit	**6,095**	7,251
Acquisition of in-process technology	**831**	868
Other, net	**11,961**	10,045
Total deferred tax assets	**128,431**	125,317
Valuation allowance	**(128,431)**	(125,317)
Net deferred tax assets	**$ —**	$ —

In 1995, Cytogen acquired CytoRad and Cellcor, both of which had net operating loss carryforwards. Due to Section 382 limitations, approximately $10 million of CytoRad and $12.0 million of Cellcor carryforwards may be available to offset future taxable income. A full valuation allowance was established on the acquisition dates as realization of these tax assets is uncertain.

During 2004 and 2003, the Company sold New Jersey state operating loss carryforwards, resulting in the recognition of $307,000 and $888,000 of income tax benefit, respectively.

20. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire at various times through October 2007. Rent expense on these leases was $510,000, $694,000 and $832,000 in 2004, 2003 and 2002, respectively. Minimum future obligations under the operating leases are $958,000 as of December 31, 2004 and will be paid as follows: $338,000 in 2005, $338,000 in 2006 and $282,000 in 2007.

The Company is obligated to make minimum future payments under contracts for research and development, investor relations, and consulting services that expire at various times. As of December 31, 2004, the minimum future payments under these contracts are $1.3 million and will be paid as follows: $397,000 in 2005, $85,000 in 2006, $81,000 in 2007, $76,000 each year from 2008 to 2009, $75,000 each year from 2010 to 2017, and $25,000 in 2018. In addition, under the BMSMI agreement, the Company is obligated to pay at least $4.2 million annually, subject to future annual price adjustment, through 2008. The Company may terminate this agreement on two years prior written notice (see Note 9). The Company is also obligated to pay milestone payments upon achievement of certain milestones and royalties on revenues from commercial product sales including certain guaranteed minimum payments. Such obligations include payments to Dow (see Note 7) and Berlex Laboratories (see Note 8). As of December 31, 2004, under the Laureate Pharma, L.P. agreement, the Company is obligated to pay at least an aggregate of $2.8 million through 2006, estimated as follows: $1.8 million in 2005 and $1.0 million in 2006.

In January 2005, the Company made a $500,000 capital contribution to the joint venture to cover the 2004 expenditures. As of March 15, 2005, the Company and Progenics are in the process of negotiating the work plan and annual budget for 2005 for the joint venture. The Company cannot give any assurances that agreement will be reached on such matters in the near future, if at all. The failure to reach agreement with Progenics on these matters could significantly and adversely affect the development of PSMA technologies and products. Such funding amount in subsequent periods may vary dependent upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

Each of the Company's executive officers is currently party to an Executive Change of Control Severance Agreement with Cytogen. Such agreements provide, generally, for the payment of twelve months' base salary, a pro rata portion of such officer's bonus, compensation, the continuation of all benefits, reasonable Company-paid outplacement assistance and certain other accrued rights, in the event such officer's employment with the Company is terminated in connection with certain changes in control.

In the ordinary course of business, the Company enters into agreements with third parties that include indemnification provisions which, in its judgment, are normal and customary for companies in its industry sector. These agreements are typically with business partners, clinical sites, and suppliers. Pursuant to these agreements, the Company generally agrees to indemnify, hold harmless and reimburse the indemnified parties for losses suffered or incurred by the indemnified parties with respect to the Company's products or product candidates, use of such products or other actions taken or omitted by the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the current estimated liabilities relating to this provision are minimal. Accordingly, the Company has no liabilities recorded for these provisions as of December 31, 2004 and 2003.

21. ANTISOMA RESEARCH LIMITED

In September 2003, Antisoma Research Limited ("Antisoma") acquired certain royalty rights to Antisoma's lead product, R1549 (formerly Pemtumomab), from Cytogen. In connection with Antisoma's acquisition of such rights, Antisoma made a cash payment to Cytogen of $500,000 which the Company recognized as revenue because it has no continuing involvement in this arrangement. Antisoma has agreed to make an additional payment of $500,000 upon the first commercial sale, if any, of the R1549 product. In return, Cytogen relinquished its right to receive royalties equivalent to 1.65% of future net sales, if any, of the R1549 product.

22. CONSOLIDATED QUARTERLY FINANCIAL DATA – UNAUDITED

The following tables provide quarterly data for the years ended December 31, 2004 and 2003.

	Three Months Ended			
(Amounts in thousands, except per share data)	**March 31, 2004**	**June 30, 2004**	**Sept. 30, 2004**	**Dec. 31, 2004**
Total revenues	**$ 3,601**	**$ 3,952**	**$ 3,261**	**$ 3,805**
Total operating expenses	**7,903**	**8,393**	**8,944**	**10,489**
Operating loss	**(4,302)**	**(4,441)**	**(5,683)**	**(6,684)**
Other income, net	**20**	**57**	**87**	**99**
Loss before income taxes	**(4,282)**	**(4,384)**	**(5,596)**	**(6,585)**
Income tax benefit	**—**	**—**	**—**	**(307)**
Net loss	**$ (4,282)**	**$ (4,384)**	**$ (5,596)**	**$ (6,278)**
Basic and diluted net loss per share	**$ (0.33)**	**$ (0.30)**	**$ (0.36)**	**$ (0.41)**
Weighted-average common shares outstanding	**12,860**	**14,848**	**15,435**	**15,454**
Product related gross margin	**$ 1,183**	**$ 1,532**	**$ 1,044**	**$ 1,412**

	Three Months Ended			
(Amounts in thousands, except per share data)	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Total revenues	$ 2,477	$ 2,326	$ 5,505	$ 3,534
Total operating expenses	5,001	5,671	6,401	6,971
Operating loss	(2,524)	(3,345)	(896)	(3,437)
Other income (expense), net	(11)	(23)	(14)	4
Loss before income taxes	(2,535)	(3,368)	(910)	(3,433)
Income tax benefit	(584)	—	—	(304)
Net loss	$ (1,951)	$ (3,368)	$ (910)	$ (3,129)
Basic and diluted net loss per share	$ (0.22)	$ (0.37)	$ (0.08)	$ (0.26)
Weighted-average common shares outstanding	8,763	9,051	10,866	12,087
Product related gross margin	$ 1,424	$ 1,262	$ 946	$ 1,028

23. LITIGATION AND RELATED MATTERS

In September 2004, the Company announced the settlement of a patent infringement suit brought by Immunomedics Inc. against Cytogen and C.R. Bard Inc. for an agreed-upon payment without any admission of fault or liability. The charge related to this settlement is recorded in the accompanying statements of operations for the year ended December 31, 2004. Immunomedics, Inc. filed suit on February 17, 2000 against Cytogen and Bard, alleging that use of Cytogen's PROSTASCINT product infringed U.S. Patent No. 4,460,559, which claims a method for detecting and localizing tumors. The settlement with Immunomedics was on behalf of Cytogen and Bard.

In addition, the Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of any such current matters would not have a material effect on the Company's financial condition, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cytogen Corporation:

We have audited the accompanying consolidated balance sheets of Cytogen Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of PSMA Development Company LLC (a development stage enterprise), a 50% owned unconsolidated investee company. The Company's equity interest in the loss of PSMA Development Company LLC was $2.9 million, $3.5 million and $2.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company's investment in PSMA Development Company LLC was ($396,000) and $550,000 as of December 31, 2004 and 2003, respectively. The financial statements of PSMA Development Company LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PSMA Development Company LLC, is based solely on the report of the other auditors. The report of the other auditors on the financial statements of PSMA Development Company LLC contains an explanatory paragraph that states that PSMA Development Company LLC has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern, and that its financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cytogen Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cytogen Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Princeton, New Jersey
March 15, 2005

Report of Independent Registered Public Accounting Firm

To the Management Committee and Members of
PSMA Development Company LLC (a development stage enterprise):

In our opinion, the accompanying balance sheets and the related statements of operations, of Members' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of PSMA Development Company LLC (the "Company") (a development stage enterprise) at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, and, cumulatively, for the period from June 15, 1999 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

New York, New York
March 14, 2005

Market for the Company's Common Equity, Related Stockholder Matters and Company Purchases of Equity Securities

Our common stock is traded on the Nasdaq National Market under the trading symbol "CYTO."

The table below sets forth the high and low bid information for our common stock for each of the calendar quarters indicated, as reported on the Nasdaq National Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2003		
First Quarter	$ 3.89	$ 2.51
Second Quarter	$ 8.59	$ 2.63
Third Quarter	$14.46	$ 7.78
Fourth Quarter	$13.40	$ 9.26
2004		
First Quarter	**$15.25**	**$10.88**
Second Quarter	**$16.46**	**$10.39**
Third Quarter	**$16.65**	**$ 9.90**
Fourth Quarter	**$11.67**	**$ 9.17**

As of March 1, 2005, there were approximately 2,958 holders of record of our common stock and there were approximately 35,200 beneficial holders of our common stock.

We have never paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors.

Notes:

On October 25, 2002, we received approval from our stockholders at a duly called and held special meeting of stockholders to effect a reverse split of our common stock. Our Board of Directors thereafter approved a one-for-ten reverse split of our outstanding, issued and authorized shares of common stock, which became effective on October 25, 2002. All numbers set forth in this report reflect the effect of such one-for-ten reverse stock split.

QUADRAMET®, PROSTASCINT® and ONCOSCINT® are registered United States trademarks of Cytogen Corporation. All other trade names, trademarks or servicemarks appearing in this report are the property of their respective owners, and not the property of Cytogen Corporation or any of our subsidiaries.

This report describes investigational clinical applications that differ from that reported in the QUADRAMET package insert, and that have not been reviewed or approved by the FDA. This report also describes clinical applications that differ from that reported in the PROSTASCINT package insert, and that have not been reviewed or approved by the FDA. A copy of the full prescribing information for QUADRAMET or PROSTASCINT may be obtained in the United States from us by calling us toll-free at 800-833-3533 or by visiting our web site at http://www.cytogen.com, which is not part of this Annual Report. We are sponsoring or supporting clinical investigations to explore potential indications for the use of QUADRAMET or PROSTASCINT.

Corporate Information

Board of Directors

James A. Grigsby
Chairman of the Board
President & Principal Owner,
Grigsby & Smith

John E. Bagalay, Jr., Ph.D.
Director of Special Projects in the Life Sciences,
Technology Commercialization Institute,
Boston University

Michael D. Becker
President & Chief Executive Officer,
Cytogen Corporation

Allen Bloom, Ph.D., Esq.
Partner,
Dechert LLP (Retired)

Stephen K. Carter, M.D.
Senior Vice President,
Bristol-Myers Squibb (Retired)

Robert F. Hendrickson
Senior Vice President,
Merck & Company (Retired)

Kevin G. Lokay
Vice President, Oncology & Acute Care Business Unit,
GlaxoSmithKline

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

Legal Counsel

Morgan Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540-6241

Independent Auditors

KPMG LLP
Princeton Pike Corporate Center
P.O. Box 7348
Princeton, NJ 08543-7348

2005 Annual Meeting

The 2005 Annual Meeting of Stockholders
will be held on June 14, 2005,
at 11:00 a.m. Eastern Daylight Time
at the Hyatt Regency Princeton,
102 Carnegie Center,
Princeton, NJ 08540-6293
609-987-1234

Twenty-five years of clinical and developmental progress.

Founded in 1980, Cytogen Corporation of Princeton, NJ is a product-driven biopharmaceutical company that develops and commercializes innovative molecules that can be used to build leading franchises.

designed by curran & connors, inc. / www.curran-connors.com

CYTOGEN

650 College Road East
Princeton, New Jersey 08540-5308
609-750-8200
www.cytogen.com